Exhibit 2.1

CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SOLAERO HOLDINGS, INC.,

FORTIS ADVISORS LLC,

SUPERNOVA ACQUISITION CORP.

AND

ROCKET LAB USA, INC.

December 10, 2021

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4.8.	Taxes	18
4.9.	Conduct of Business	20
4.10.	Material Contracts	22
4.11.	Government Contracts	24
4.12.	Permits	25
4.13.	Employee Benefits	25
4.14.	Employees	27
4.15.	Litigation and Claims	28
4.16.	Decrees, Orders and Laws	28
4.17.	Environmental Matters	28
4.18.	Real Estate	29
4.19.	Intellectual Property	30
4.20.	Product Liability	31
4.21.	Import, Export, Sanctions and Anti-Corruption	31
4.22.	Related Party Transactions	31
4.23.	Brokers and Finders	31
4.24.	Limitation on Warranties	32

Article V Conduct Prior to the Closing		32

5.1.	The Company’s Obligations	32
5.2.	Purchaser’s Obligations	37
5.3.	Joint Obligations	37
5.4.	Termination of Company Options and Option Plan	38
5.5.	Termination of Company 401(k) Plan	38

Article VI Conditions to Closing		38

6.1.	Conditions to the Company’s Obligations	38
6.2.	Conditions to Purchaser’s and Merger Sub’s Obligations	39

Article VII Indemnification		42

7.1.	Indemnification of Purchaser and Surviving Corporation	42
7.2.	Indemnification of Stockholders and Company Optionholders	42
7.3.	Third-Party Claims	42
7.4.	Indemnification Mechanics	43
7.5.	Survival	44
7.6.	Sole and Exclusive Remedy; Limitations	45
7.7.	Net Insurance Proceeds	46
7.8.	Mitigation of Damages	46
7.9.	Provisions	46
7.10.	Subrogation	46
7.11.	Reserved	46
7.12.	Materiality Scrape	46
7.13.	No Circular Claims	46
7.14.	Tax Treatment of Payments	47

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Article VIII Post-Closing Agreements		47

8.1.	Access to Records	47
8.2.	Officers and Directors Liability	47
8.3.	Tax Matters	48
8.4.	Employee Matters	49
8.5.	Warranty Policies	50
8.6.	No Recourse Against Nonparty Affiliates	50
8.7.	Further Assurances	51

Article IX Termination		51

9.1.	Right to Terminate	51
9.2.	Certain Effects of Termination	52
9.3.	Remedies	53
9.4.	Limitation on Claims	53

Article X Miscellaneous		53

10.1.	Publicity	53
10.2.	Notices	53
10.3.	Expenses	55
10.4.	Entire Agreement	55
10.5.	Assignment	55
10.6.	Schedules and Exhibits	55
10.7.	Amendment; Waiver	56
10.8.	Counterparts and Electronic Signatures	56
10.9.	Severability	56
10.10.	Governing Law	56
10.11.	No Third-Party Beneficiaries	56
10.12.	WAIVER OF JURY TRIAL	56
10.13.	Consent to Jurisdiction	57
10.14.	Specific Performance	57
10.15.	Interpretation	57
10.16.	Headings	58
10.17.	Waiver of Conflicts; Attorney-Client Communications	58

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TABLE OF EXHIBITS

Exhibit A	Definitions
Exhibit B	Amended and Restated Certificate of Incorporation**
Exhibit C	Escrow Agreement**
Exhibit D	Letter of Transmittal**
Exhibit E	Warranty Policy**
Exhibit F	[Reserved]
Exhibit G	Agreed Accounting Principles**
Exhibit H	Certificate of Merger**
Exhibit I	Key Employees**
Exhibit J	Stockholder Support Agreement**
Exhibit K	Option Termination Agreement**
Exhibit L	Paying Agent Agreement**

**	These exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

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INDEX OF ADDITIONAL DEFINED TERMS

Defined Term	Section
Acquisition Proposal	5.1(g)
Action	3.7
Adjustment Escrow Account	2.9(a)
Adjustment Escrow Amount	2.9(a)
Aggregate Closing Merger Consideration	2.8
Agreement	Preamble
Appraisal Rights	2.16
Attorney-Client Communications	10.17(a)
Benefit Plan	4.13(a)
Business Day	10.15
Closing	2.11
Closing Date	2.11
Closing Statement	2.10(a)
Company	Recitals
Company Balance Sheet	4.5(a)
Company Financial Statements	4.5(a)
Company Employees	8.4(a)
Confidential Information Presentation	4.24
Confidentiality Agreement	5.2(a)
Constituent Corporations	2.1
Corporate Rights	2.3
Cowen	4.23
D&O Claim	8.2(a)
D&O Policy	8.2(b)
Delivery Date	2.10(a)
DGCL	Recitals
Disclosure Schedules	Article IV
Dispute Notice	2.10(c)
Dispute Period	2.10(c)
Disputed Items	2.10(c)
Dissenting Shares	2.16
Downward Adjustment Amount	2.10(e)
EAR	4.21(b)
Effective Time	2.2
ERISA	4.13(a)
ERISA Affiliate	4.13(d)
Escrow Agent	2.9(a)
Escrow Agreement	2.9(a)
Estimated Aggregate Closing Merger Consideration	2.9
Final Closing Merger Consideration	2.10(d)
Financial Statement Date	4.5(a)
Financial Statements	4.5(a)
General Enforceability Exceptions	3.1
Indemnification Provisions	8.2(a)
Independent Accountant	2.10(c)
Intellectual Property	4.19(a)

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ITAR	4.21(c)
Key Employee	Preamble
Key Employee Agreements	Preamble
Leased Premises	4.18(a)
Letter of Transmittal	2.13(a)
Material Contracts	4.10(c)
Merger	Recitals
Named Parties	8.6
Nonparty Affiliates	8.6
Officer	8.2(a)
Owned Intellectual Property	4.19(a)
Pay-Off Letters	6.2(k)
Permits	4.11(c)
Purchaser	Preamble
Purchaser Benefit Plan	8.4(c)
Stockholder Representative	Preamble
Surviving Corporation	2.1
Termination Date	9.1(d)
Transaction Tax Deductions	8.3(b)
Transfer Tax	8.3(d)(i)
Upward Adjustment Amount	2.10(d)
Warranty Policies	3.9

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of December 10, 2021, by and between SolAero Holdings, Inc., a Delaware corporation (the “Company”), Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as Stockholder Representative hereunder (the “Stockholder Representative”), Supernova Acquisition Corp., a Delaware corporation (“Merger Sub”) and Rocket Lab USA, Inc, a Delaware corporation (the “Purchaser”).

WHEREAS, the respective boards of directors of each of Purchaser, Merger Sub and the Company have duly approved and adopted this Agreement and the proposed merger (the “Merger”) of Merger Sub with and into the Company in accordance with, and subject to, the terms and conditions of this Agreement and the Delaware General Corporation Law (the “DGCL”), whereby, among other things, all the issued and outstanding shares of common stock, par value $0.01 per share (the “Stock”) of the Company will be converted into the right to receive cash in the manner set forth in Article II of this Agreement.

WHEREAS, prior to delivery of this Agreement, and as a condition and inducement for Purchaser’s willingness to enter into this Agreement, each of the Persons listed on Exhibit I attached hereto (each, a “Key Employee”) has executed and delivered to Purchaser a Proprietary Information, Non-Competition and Non-Solicitation Agreement (each, a “Non-Competition and Non-Solicitation Agreement”) in each case, to become effective upon the Closing.

WHEREAS, prior to delivery of this Agreement, and as a condition and inducement for Purchaser’s willingness to enter into this Agreement, each of the Key Employees of the Company listed on Exhibit I attached hereto has executed and delivered to Purchaser an employment or consulting agreement with the Company, Purchaser or one of its Subsidiaries (as determined by Purchaser in its sole discretion), in each case, to become effective upon the Closing (the “Key Employee Agreements”).

WHEREAS, prior to delivery of this Agreement, and as a condition and inducement for Purchaser’s willingness to enter into this Agreement, certain stockholders of the Company have executed and delivered a Stockholder Support Agreement in the form attached hereto as Exhibit J (each, a “Stockholder Support Agreement”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. Unless otherwise defined in this Agreement, all capitalized terms used in this Agreement have the meanings given to them on Exhibit A.

ARTICLE II

MERGER

2.1. The Merger. In accordance with, and subject to, the provisions of this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, which, at and after the Effective Time, shall be and is hereinafter sometimes referred to as the “Surviving Corporation.” Merger Sub and the Company are hereinafter sometimes collectively referred to as the “Constituent Corporations.”

2.2. Effective Time of the Merger. The Merger shall become effective upon the filing by the parties of the Certificate of Merger with the Secretary of State of the State of Delaware. The Certificate of Merger shall be executed and delivered in the manner provided under the DGCL. The time on the Closing Date that the Merger shall become effective in the State of Delaware is referred to herein as the “Effective Time.”

2.3. Effect of the Merger. Except as specifically set forth herein or in the Certificate of Merger, at the Effective Time, the identity, existence, corporate organization, purposes, powers, objects, franchises, privileges, rights, immunities, restrictions, assets, debts, liabilities and duties (collectively, the “Corporate Rights”) of the Company shall continue in effect and be unimpaired by the Merger, and the Corporate Rights of Merger Sub shall be merged with and into the Company, which shall, as the Surviving Corporation, be fully vested in accordance with Sections 259 and 261 of the DGCL. At the Effective Time, the separate existence and corporate organization of Merger Sub shall cease, and Merger Sub shall be merged with and into the Surviving Corporation.

2.4. Charter, By-Laws, Officers and Directors of Surviving Corporation. From and after the Effective Time (a) the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B hereto and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until altered, amended or repealed as provided in the DGCL; (b) the By-laws of Merger Sub prior to the Effective Time shall become the By-laws of the Surviving Corporation, unless and until altered, amended or repealed as provided in the DGCL, the Surviving Corporation’s certificate of incorporation or such By-laws; and (c) the officers and directors of Merger Sub prior to the Effective Time shall become the officers and directors of the Surviving Corporation, unless and until removed or until their respective terms of office shall have expired in accordance with the DGCL or the Surviving Corporation’s certificate of incorporation or By-laws, as applicable.

2.5. Authorization of the Merger, this Agreement and the Certificate of Merger. Promptly following the execution and delivery of this Agreement, Stockholders holding a majority of the Stock shall execute a written consent in lieu of a meeting, and the Purchaser, as the sole stockholder of Merger Sub, shall execute a written consent in lieu of a meeting. Each of such consents shall include resolutions approving and adopting the Merger, this Agreement and the consummation of the Transactions, in each case as required by the DGCL. The Company, Merger Sub and the Purchaser shall each take, as promptly as practicable, all such other actions as may be necessary or advisable under the DGCL and any other applicable law in connection with this Agreement, the Merger or the Certificate of Merger.

2.6. Stockholder Representative.

(a) Pursuant to each Letter of Transmittal delivered by such Stockholder and by such Stockholder’s approval of the Merger and by virtue of applicable documentation to be delivered by each Company Optionholder, and without any further action of any of the Stockholders, the Company Optionholders or the Company, each Stockholder and Company Optionholder shall and hereby does appoint Fortis Advisors LLC, a Delaware limited liability company, as the Stockholder Representative and as the true and lawful attorney-in-fact and exclusive agent under this Agreement and the Escrow Agreement, and each further shall and hereby does authorize, approve and ratify, and shall be deemed to have authorized, approved and ratified the Stockholder Representative’s rights, obligations, powers and authority hereunder. The Stockholder Representative’s power and authority shall include the power and authority:

(i) to act for the Stockholders with regard to matters pertaining to the determination of the Final Closing Merger Consideration;

(ii) to give and receive notices and communications on behalf of the Stockholders hereunder, including with the Paying Agent, the Purchaser and the Surviving Corporation;

(iii) to act on behalf of the Stockholders and the Company Optionholders for the Paying Agent to receive funds and give receipt for funds on behalf of the Stockholders and the Company Optionholders, including the Estimated Aggregate Closing Merger Consideration and Upward Adjustment, if any;

(iv) to receive service of process as the Stockholder Representative in connection with any claims under this Agreement;

(v) to hold, deposit or invest and reinvest the Stockholder Representative Fund and pay or cause to be paid therefrom any amounts on behalf of the Stockholders that may become due pursuant to Section 2.10(d) or otherwise pursuant to this Agreement;

(vi) to withdraw from the Stockholder Representative Fund or withhold from any cash payment or distribution to the Stockholders on and after the date hereof, the amount of any reasonable cost or expense incurred directly or indirectly by the Stockholder Representative in connection with its obligations hereunder or relating to the transactions contemplated hereby;

(vii) to distribute to the Paying Agent for further distribution to the Stockholders or the Company Optionholders, as applicable, in proportion to their respective Pro Rata Shares and in accordance with the Payment Procedures, any amount of the Stockholder Representative Fund that the Stockholder Representative may from time to time determine in its sole discretion is properly distributable to the Stockholders or the Company Optionholders;

(viii) to enforce payment and distribution of any amount payable to the Stockholders or Company Optionholders, as applicable;

(ix) to agree, negotiate and enter into settlements and compromises of, and comply with orders of courts with respect to, claims under this Agreement;

(x) to represent or certify the power and authority of the Stockholder Representative to act on behalf of any or all Stockholders;

(xi) to take any action on behalf of the Stockholders as may be approved by such Stockholder and the Stockholder Representative in a separate agreement;

(xii) to execute and deliver all ancillary agreements, certificates and documents that the Stockholder Representative deems necessary or appropriate in connection with the consummation of the Transactions; and

(xiii) to do or refrain from doing any further act or deed on behalf of the Stockholders and the Company Optionholders that the Stockholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement or the Escrow Agreement as fully and completely as the Stockholders and Company Optionholders could do if personally present. Notwithstanding the foregoing, the Stockholder Representative shall have no obligation to act on behalf of the Stockholders or the Company Optionholders, except as expressly provided herein, in the Escrow Agreement and in the Stockholder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholder Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedules. The Stockholder Representative shall be entitled to: (i) rely upon the Closing Payment Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder, Company Optionholder or other party.

(b) The Purchaser and the Surviving Corporation shall be entitled to (i) rely on the full power and authority of the Stockholder Representative to act hereunder on behalf of the Stockholders, (ii) deal exclusively with the Stockholder Representative on all matters relating to this Agreement (with respect to matters regarding the Stockholders), (iii) rely, without independent investigation or verification, upon all decisions, communications or writings made, given or executed by the Stockholder Representative (with respect to matters regarding the Stockholders) and actions taken or omitted to be taken by the Stockholder Representative pursuant to this Agreement any Ancillary Document , all of which actions or omissions shall be legally binding upon the Stockholders, and (iv) disregard any decisions or communications or writing made, given or executed by any Stockholder in connection with this Agreement or any Ancillary Document unless the same is made, given or executed by the Stockholder Representative. The Purchaser and the Surviving Corporation shall not be liable to any Stockholder for any action the Purchaser or the Surviving Corporation takes or omits to take in reliance upon such power and authority.

(c) The Stockholder Representative shall not be entitled to any fee, commission or other compensation for the performance of its services other than in accordance with the Stockholder Representative Engagement Agreement, and it shall be entitled to the payment of all its costs and expenses incurred as the Stockholder Representative as more fully described below. In connection with the foregoing, the Stockholder Representative Fund shall be funded with the Stockholder Representative Amount at the Closing pursuant to Section 2.9(d), which Stockholder Representative Fund shall be used by the Stockholder Representative to pay directly or reimburse the costs and expenses incurred by the Stockholder Representative in its capacity as the Stockholder Representative or as otherwise determined by the Advisory Group. The Stockholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholder Representative Fund other than as a result of its gross negligence or willful misconduct. The Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholder Representative Fund and has no tax reporting or income distribution obligations. The Stockholders and the Company Optionholders will not receive any interest on the Stockholder Representative Fund and assign to the Stockholder Representative any such interest. Subject to Advisory Group approval, the Stockholder Representative may contribute funds to the Stockholder Representative Fund from any consideration otherwise distributable to the Stockholders or the Company Optionholders. To the extent that the Stockholder Representative Fund is at any time insufficient (as determined by the Stockholder Representative in its sole discretion) to cover all of the costs and expenses incurred by the Stockholder Representative in its capacity as the Stockholder Representative, then the Stockholder Representative may, at its option, (i) receive from the Paying Agent and/or retain such amount of the proceeds received by the Stockholder Representative on behalf of the Stockholders or the Company Optionholders after the Closing Date under any term or provision of this Agreement or other amounts otherwise payable to the Stockholders or the Company Optionholders, as determined by the Stockholder Representative in its sole discretion for purposes of reimbursement of such costs and expenses; or (ii) seek reimbursement of such costs and expenses directly from the Stockholders and the Company Optionholders. Once the Stockholder Representative determines, in its sole discretion, that the Stockholder Representative will not incur any additional expenses in its capacity as the Stockholder Representative and the Stockholder Representative Fund is no longer required to be withheld, then the Stockholder Representative will distribute the remaining unused Stockholder Representative Fund (if any) to the Paying Agent for further distribution pro rata to the Stockholders and the Company Optionholders based upon each such Stockholder’s and Company Optionholder’s Pro Rata Share.

(d) Certain Stockholders have entered into an engagement agreement (the “Stockholder Representative Engagement Agreement”) with the Stockholder Representative to provide direction to the Stockholder Representative in connection with its services under this Agreement, the Escrow Agreement and the Stockholder Representative Engagement Agreement (such Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). In dealing with this Agreement or otherwise in connection with the acceptance or administration of the Stockholder Representative’s responsibilities hereunder, under the Escrow Agreement or under the Stockholder Representative Engagement Agreement, and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise any or all of the powers conferred upon the Stockholder Representative hereunder or under the Escrow Agreement, (i) neither the Stockholder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholder Representative Group”) shall have any liability whatsoever to any Stockholder or Company Optionholder (A) by reason of any error in judgment or other act or omission performed or omitted hereunder or thereunder or (B) in connection with this Agreement or any such other instrument, agreement or document, except in the case of and only to the extent any such action or omission constitutes the Stockholder Representative’s gross negligence or willful misconduct, and (ii) the Stockholder Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholder Representative (which is not the result of willful misconduct) whether or not pursuant to such advice shall in no event subject the Stockholder Representative Group to liability to the Stockholders, the Company Optionholders or any of them. The Stockholder Representative may resign at any time, and may be removed or replaced by the Advisory Group. All of the indemnities, immunities and powers granted to the Stockholder Representative Group under this Agreement (x) shall survive the resignation or removal of the Stockholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement, (y) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Stockholder or Company Optionholder and shall be binding on any successor thereto, and (z) shall survive the delivery of an assignment by any Stockholder or Company Optionholder of the whole or any fraction of his, her or its interest in the Escrow Fund. All actions taken by the Stockholder Representative under this Agreement, the Escrow Agreement or the Stockholder Representative Engagement Agreement shall be binding upon each Stockholder and Company Optionholder and each such Stockholder’s and Company Optionholder’s successors as if expressly confirmed and ratified in writing by such Stockholder or Company Optionholder, and all defenses which may be available to any Stockholder or Company Optionholder to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement, the Escrow Agreement or the Stockholder Representative Engagement Agreement are waived.

(e) The Stockholders and the Company Optionholders, severally and not jointly, in proportion to their Pro Rata Shares, shall (i) indemnify, defend and hold harmless the Stockholder Representative Group from and against all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Stockholder Representative Expenses”) incurred by the Stockholder Representative arising out of or in connection with its acceptance or performance of its duties and obligations as Stockholder Representative hereunder, under the Escrow Agreement or under the Stockholder Representative Engagement Agreement, provided that, in the event that any such indemnified Stockholder Representative Expense is finally adjudicated by a court of competent jurisdiction to have arisen primarily out of the Stockholder Representative’s gross negligence or willful misconduct, the Stockholder Representative will reimburse the Stockholders the amount of such indemnified Stockholder Representative Expense attributable to such bad faith or willful misconduct and (ii) advance any out-of-pocket expenses incurred by the Stockholder Representative arising out of the performance of its duties and obligations hereunder, in each case in accordance with this Section 2.6(e); provided, however, that the Stockholder Representative shall repay any advanced amounts attributable to the Stockholder Representative’s gross negligence or willful misconduct upon the entry of final non-appealable judgment by a court of competent jurisdiction that, in connection with the matter as to which such amounts were advanced, the Stockholder Representative acted with gross negligence or willful misconduct. Any amounts owed in respect of the indemnification obligations set forth in this paragraph and any amounts owed in respect of the obligation to advance expenses described in the following paragraph may be advanced by the Stockholder Representative to itself in accordance with the following paragraph. The Stockholders and the Company Optionholders acknowledge that the Stockholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Stockholder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholder Representative shall not be required to take any action unless the Stockholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholder Representative against the costs, expenses and liabilities which may be incurred by the Stockholder Representative in performing such actions.

(f) Any indemnification of the Stockholder Representative by the Stockholders and the Company Optionholders under this Agreement and any expenses incurred by the Stockholder Representative which are advanced or incurred under this Agreement shall be first paid out of the Stockholder Representative Fund, then from amounts received by the Stockholder Representative or Paying Agent for the benefit of the Stockholders and the Company Optionholders before making any disbursements of such amounts to the Stockholders and the Company Optionholders or from amounts otherwise payable to the Stockholders or the Company Optionholders, and then directly from the Stockholders and the Company Optionholders. In connection with the performance of its obligations hereunder, under the Escrow Agreement or under the Stockholder Representative Engagement Agreement, the Stockholder Representative shall have the right at any time and from time to time to select and engage, attorneys, accountants, investment bankers, advisors, consultants and obtain such other professional and expert assistance (in all cases as reasonably necessary), and maintain such records, as reasonably necessary or desirable and incur other reasonable out-of-pocket expenses. All such fees and expenses shall constitute expenses incurred by the Stockholder Representative in its capacity as such on behalf of the Stockholders and the Company Optionholders and shall be advanced, paid and repaid, as applicable, by the Stockholders and the Company Optionholders in accordance with this paragraph, the preceding paragraph and otherwise in accordance with this Agreement..

2.7. Effect on Capital Stock. The manner and basis of converting, exchanging or canceling the stock of the Constituent Corporations into or for cash (or the contingent right to receive cash of the Surviving Corporation) shall be as follows:

(a) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”);

(b) each share of Stock issued and outstanding immediately prior to the Effective Time and held as treasury stock shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and no consideration shall be delivered in exchange therefor;

(c) each Merger Share (other than as provided in Section 2.7(b) and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right for such holder to receive an amount equal to the Per Share Merger Consideration, together with the applicable amounts, if any, distributable with respect thereto after the Effective Time from the Stockholder Representative Fund; and

(d) each authorized but unissued share of Stock immediately prior to the Effective Time shall be canceled.

2.8. Calculation of the Aggregate Closing Merger Consideration. For purposes of this Agreement: “Aggregate Closing Merger Consideration” shall mean an amount, subject to adjustment pursuant to Section 2.10 hereof, equal to:

(a) Eighty Million Dollars ($80,000,000.00);

(b) plus the aggregate amount of Cash Equivalents at Closing;

(c) plus the amount by which the Closing Working Capital exceeds the Target Working Capital or minus the amount by which the Target Working Capital exceeds the Closing Working Capital;

(d) minus the aggregate amount of Indebtedness at Closing; and

(e) minus the aggregate amount of Transaction Expenses.

(f) No less than three Business Days prior to the Closing Date, the Company shall deliver to Purchaser and the Paying Agent a spreadsheet (the “Closing Payment Schedule”) duly certified by an officer of the Company, provided that such Closing Payment Schedule may be amended by the Company at any time prior to the Closing with the Purchaser’s written consent, accurately setting forth:

(i) each Stock certificate or book-entry evidencing shares of Stock, the name and address (including email addresses) of each holder of Stock, the respective certificate numbers or book-entry designation, and with respect to each such certificate or designation representing shares of Stock, the number of shares of Stock evidenced by such Stock certificate or book-entry immediately prior to the Effective Time and the portion of the Aggregate Closing Merger Consideration allocable thereto,

(ii) the name and address (including email addresses) in the Company’s records of each Company Optionholder immediately prior to the Effective Time, (A) a designation, with respect to each Company Optionholder, as to whether such holder is an employee Company Optionholder or a non-employee Company Optionholder, (B) the number of “in-the-money” Company Options and “out-of-the-money” Company Options held by such holder immediately prior to the Effective Time, (C) the respective exercise prices of such Company Options, (D) with respect to “in-the-money” Company Options, the Option Closing Payment such holder is entitled to receive, and (E) whether each Company Option was granted as an incentive stock option under Section 422 of the Code.

(iii) a calculation of the Aggregate Closing Merger Consideration (including each component thereof and a breakdown by Person of amounts owed by the Company and wire transfer instructions for each such Person), including (A) the estimated Indebtedness at Closing to be paid in accordance with Section 2.9(b) and (B) the estimated Closing Date Transaction Expenses (including a breakdown by Person of amounts owed by the Company and wire transfer instructions for each such Person), and the Aggregate Closing Merger Consideration per share,

(iv) the Pro Rata Share for each Company Option holder and Stockholder expressed as a percentage,

(v) the portion of the Escrow Amount to be contributed on behalf of each Company Optionholder and each Stockholder in accordance with such holder’s Pro Rata Share,

(vi) the portion of the Stockholder Representative Fund to be contributed on behalf of each Company Optionholder and each Stockholder in accordance with such holder’s Pro Rata Share, and

(vii) for all securities included in the Closing Payment Schedule, whether such securities are “covered securities” for purposes of cost basis tax reporting under Section 6045A of the Code, and for securities identified as “covered securities,” the date of acquisition and cost basis.

2.9. Manner of Payment of the Aggregate Closing Merger Consideration and Other Payments. Not less than three Business Days prior to the Closing Date, the Company shall deliver in writing to Purchaser its good faith estimate of the Aggregate Closing Merger Consideration (the “Estimated Aggregate Closing Merger Consideration”), certified by an officer of the Company, based upon the most recent reasonably ascertainable financial information of the Company (which estimate shall set forth the various components of the Aggregate Closing Merger Consideration as set forth in Section 2.8). At the Closing, Purchaser shall:

(a) deposit an aggregate of Three Million Six Hundred Thousand Dollars ($3,600,000) (the “Escrow Amount”) with Wilmington Trust, National Association, a national banking association, as escrow agent (the “Escrow Agent”), Three Million Two Hundred Thousand Dollars ($3,200,000) of which shall be deposited in an account designated for the purpose of securing any recovery of the Adjustment Amount by Purchaser under Section 2.10 (such amount, the “Adjustment Escrow Amount”) and, Four Hundred Thousand ($400,000) of which shall be deposited in an account designated for the purpose of securing the Purchaser Indemnified Parties’ indemnification rights under Article VII (such amount, the “Indemnity Escrow Amount”).

(b) pay, in accordance with the Pay-Off Letters, the Indebtedness identified on Schedule 2.9(b) and any other Indebtedness identified by the Company in the Closing Payment Schedule, by wire transfer of immediately available funds;

(c) pay in full all of the Transaction Expenses by wire transfer of immediately available funds to the account(s) designated by the Company;

(d) pay the Stockholder Representative Amount to the Stockholder Representative by wire transfer of immediately available funds pursuant to instructions furnished by the Stockholder Representative;

(e) pay an amount equal to the aggregate Option Closing Payments in accordance with the Payment Procedures; and

(f) pay an amount equal to the Estimated Aggregate Closing Merger Consideration, minus the Escrow Amount, minus the Stockholder Representative Amount, minus the aggregate Option Closing Payments, to the Paying Agent by wire transfer of immediately available funds pursuant to instructions furnished by the Stockholder Representative.

2.10. Aggregate Closing Merger Consideration Adjustments.

(a) As promptly as possible, but in any event within ninety (90) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Stockholder Representative a statement (the “Closing Statement,” and the date on which the Closing Statement is delivered to Stockholder Representative, the “Delivery Date”) setting forth Purchaser’s calculation of the amount of: (i) Cash Equivalents, Indebtedness, and Closing Working Capital, (ii) Transaction Expenses, (iii) the Aggregate Closing Merger Consideration derived therefrom and (iv) the adjustment necessary to reconcile the Estimated Aggregate Closing Merger Consideration to the Aggregate Closing Merger Consideration. The Closing Statement shall be prepared in a manner consistent with the Agreed Accounting Principles and in accordance with the definitions set forth in this Agreement. In preparing the Closing Statement: (y) any and all effects on the assets or liabilities of the Company of any distributions, financing or refinancing arrangements entered into by Purchaser or the Company on or after the Closing Date or any other transaction entered into by Purchaser, the Company or the Surviving Corporation on or after the Closing Date in connection with the consummation of the transactions contemplated by this Agreement shall be entirely disregarded; and (z) there shall not be taken into account any of the plans, transactions or changes that Purchaser intends to initiate or make or cause to be initiated or made on or after the Closing Date with respect to the Surviving Corporation or its businesses or assets, or any facts or circumstances that are unique or particular to Purchaser or any assets or liabilities of Purchaser, or any obligation for the payment of the Aggregate Closing Merger Consideration hereunder.

(b) Purchaser shall, and shall cause the Surviving Corporation to, provide Stockholder Representative (and its representatives) upon advance notice with reasonable access during normal business hours to the books, records, supporting data, and workpapers of the Surviving Corporation for purposes of Stockholder Representative’s review of the Disputed Items, to the employees of Purchaser who are knowledgeable about the preparation of the Closing Statement, and reasonably cooperate with Stockholder Representative (and its representatives) solely with respect to their review of the Closing Statement and the calculations therein.

(c) Stockholder Representative shall have forty-five (45) days following the Delivery Date (the “Dispute Period”) to review the Closing Statement. If Stockholder Representative has any objections to the Closing Statement, Stockholder Representative shall deliver to Purchaser a statement setting forth its objections thereto (a “Dispute Notice”), which shall identify in reasonable detail those items and amounts to which Stockholder Representative objects (the “Disputed Items”). If a Dispute Notice is not delivered to Purchaser during the Dispute Period or if Stockholder Representative earlier delivers a written notice to Purchaser of its agreement with the Closing Statement, the Closing Statement as prepared by Purchaser shall be deemed accepted and agreed to by Stockholder Representative and shall be final, binding and non-appealable by the parties hereto. If Stockholder Representative delivers a Dispute Notice to Purchaser, Purchaser and Stockholder Representative shall attempt to resolve the Disputed Items within thirty (30) days after delivery of the Dispute Notice. If Purchaser and Stockholder Representative are unable to resolve any Disputed Items within such thirty (30) day period, Purchaser and Stockholder Representative shall mutually engage and submit such unresolved Disputed Items to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, Ernst & Young or, if such firm is not available or unwilling to accept such engagement, such other independent accounting firm mutually acceptable to Purchaser and Stockholder Representative (the “Independent Accountant”). Purchaser and Stockholder Representative shall use their respective commercially reasonable efforts to cause the Independent Accountant to resolve the Disputed Items as soon as practicable, but in any event within thirty (30) days (or such other period of time as Purchaser and Stockholder Representative shall agree) after engagement by Purchaser and Stockholder Representative, and to set forth in a written statement its final determination of the Closing Statement and the resulting Aggregate Closing Merger Consideration based upon its resolution of such Disputed Items and the items and amounts with respect to the Closing Statement that were not Disputed Items. The Independent Accountant shall review the submissions of Purchaser and Stockholder Representative and base its determination solely on such submissions. In resolving any Disputed Item, the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the least value for such item claimed by either party.

The decision of the Independent Accountant shall be deemed final and binding upon the parties and enforceable by a court of competent jurisdiction. Each party shall bear its own costs and expenses in connection with the resolution of such Disputed Items by the Independent Accountant. The fees and expenses of the Independent Accountant shall be allocated between Purchaser and Stockholder Representative (on behalf of the Stockholders) so that the amount of fees and expenses paid by Stockholder Representative on behalf of the Stockholders (with the remainder of such amount being paid by Purchaser) shall be equal to the product of (x) and (y), where (x) is the aggregate amount of such fees and expenses, and where (y) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by Stockholder Representative (as determined by the Independent Accountant) and the denominator of which is the total value in dispute. The Purchaser and the Stockholder Representative may enforce the final determination of the Independent Accountant in any court of competent jurisdiction.

(d) If the Aggregate Closing Merger Consideration, based upon the final determination pursuant to Section 2.10(a) and Section 2.10(c) (the “Final Closing Merger Consideration”), exceeds the Estimated Aggregate Closing Merger Consideration such excess, the “Upward Adjustment Amount”), then promptly (but in any event within five (5) Business Days after the determination of the Final Closing Merger Consideration): (i) Purchaser shall cause an amount equal to the Upward Adjustment Amount to be paid to the Stockholders and the Company Optionholders in accordance with the Payment Procedures, and (ii) Purchaser and Stockholder Representative shall jointly instruct the Escrow Agent to pay in accordance with the Payment Procedures an amount equal to the balance of the Adjustment Escrow Amount (plus all earnings thereon).

(e) If the Estimated Aggregate Closing Merger Consideration exceeds the Final Closing Merger Consideration (such excess, the “Downward Adjustment Amount”; provided that the Downward Adjustment Amount shall not exceed the Adjustment Escrow Amount plus all earnings thereon), then promptly (but in any event within five (5) Business Days after the determination of the Final Closing Merger Consideration), Purchaser and Stockholder Representative shall jointly instruct the Escrow Agent to pay to Purchaser the Downward Adjustment Amount from the Adjustment Escrow Account, with the Downward Adjustment Amount to be deducted from the Adjustment Escrow Amount. If the Downward Adjustment Amount does not exceed the Adjustment Escrow Amount, Purchaser and Stockholder Representative shall promptly (but in any event within five (5) Business Days after the determination of the Final Closing Merger Consideration) jointly instruct the Escrow Agent to pay the balance of the Adjustment Escrow Amount (plus all earnings thereon) to the Stockholders and the Company Optionholders in accordance with the Payment Procedures.

2.11. Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely through the electronic exchange and delivery of closing documents in Portable Document Format on the date that is no later than the second Business Day immediately following satisfaction of the conditions to the Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) or such other date as Purchaser and Stockholder Representative may mutually agree, provided, however, Closing shall not occur prior to January 3, 2022, unless the Purchaser and Stockholder Representative mutually agree. The date on which the Closing occurs in accordance with this Section is referred to in this Agreement as the “Closing Date.” The Closing will be deemed to occur at the close of business on the Closing Date.

2.12. Escrow.

(a) On the Closing Date, Purchaser shall pay the Escrow Agent any upfront administration fee of the Escrow Agent, if any, and shall deliver to the Escrow Agent, as a contribution to the Escrow Fund, cash in an amount equal to the Escrow Amount, of which the Adjustment Escrow Amount shall be deposited in an account designated for the purpose of securing any recovery of the Adjustment Amount by Purchaser under Section 2.10 and, of which the Indemnity Escrow Amount shall be deposited in a separate account designated for the purpose of securing the Purchaser Indemnified Parties’ indemnification rights under Article VII. The Escrow Fund shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the escrow agreement substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”). The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the terms of the Escrow Agreement.

(b) Within five (5) Business Days after the date that is 12 months after the Closing Date (the “Indemnity Escrow Release Date”), Purchaser and the Stockholder Representative shall provide a joint written instruction to the Escrow Agent to cause the remaining balance of the Indemnity Escrow Fund (less an amount equal to then outstanding indemnification claims) to be released or paid to the Stockholders and the Company Optionholders in accordance with the Payment Procedures.

(c) Any portion of the Adjustment Escrow Fund that is not subject to a then outstanding determination by the Independent Accountant, including, for the avoidance of doubt, any remaining portion of the Adjustment Escrow Amount after Purchaser’s recovery of any Adjustment Amount as finally determined in accordance with this Agreement, shall be released to the Stockholders and Company Optionholders in accordance with Section 2.10.

(d) Purchaser shall be treated as the owner of the Escrow Amount for Tax purposes, and any income, gains, losses and expenses of the Escrow Amount shall be included by Purchaser as taxable income or loss of Purchaser. Any income and gains of the Escrow Amount shall be available to Purchaser as part of the Escrow Amount, but if not paid to Purchaser in connection with a Downward Adjustment Amount or an indemnification claim, shall ultimately be distributable to the Stockholders and Company Optionholders in accordance with this Agreement and the Escrow Agreement.

(e) The approval of this Agreement by the Stockholders, and the acceptance by a Stockholder on the Closing Date of its applicable portion of the Aggregate Closing Merger Consideration, shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Amount with the Escrow Agent in accordance with the terms hereof and thereof.

(f) Each Stockholder and Company Optionholder will deemed to have contributed to each of the Escrow Funds and the Stockholder Representative Fund based upon such holder’s Pro Rata Share.

2.13. Delivery of Closing Merger Consideration; Surrender of Certificates.

(a) After the Effective Time, upon surrender by each Stockholder to the Paying Agent, as exchange agent, of the certificate(s) which immediately prior to the Effective Time represented Merger Shares, together with a duly completed and executed letter of transmittal in substantially the form of Exhibit D (each, a “Letter of Transmittal”), such Stockholder shall be entitled to receive in exchange therefor the cash which such Stockholder is entitled to receive pursuant to Section 2.7(c) above. On the Closing Date, the Purchaser shall by wire transfer of immediately available funds (i) pay the Estimated Aggregate Closing Merger Consideration on behalf of the Surviving Corporation to an account with the Paying Agent designated for such purpose, and (ii) pay the Stockholder Representative Amount to an account designated by the Stockholder Representative. The Paying Agent, as exchange agent, shall pay to each Stockholder that has returned a duly completed and executed Letter of Transmittal, out of the Estimated Aggregate Closing Merger Consideration, the amount of cash to which such Stockholder is entitled pursuant to Section 2.7(c) and this Section 2.13. Until surrendered as contemplated by this Section 2.13, each certificate representing Merger Shares shall be deemed, at and after the Effective Time, to represent only the right to receive upon such surrender cash as contemplated by this Article II and the DGCL.

(b) If any amounts payable in accordance with this Section 2.13 would otherwise escheat to or become the property of any Governmental Authority, any such amounts, to the extent permitted by applicable law, immediately prior to the date on which such amounts would otherwise escheat or become the property of any Governmental Authority, will become the property of the Surviving Corporation, free and clear of all claims or interest of any Person who otherwise may have previously been entitled thereto.

2.14. Lost Certificates. If any certificates representing Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Stockholder claiming such certificate to be lost, stolen or destroyed and, if required by the Paying Agent, as exchange agent, or the Purchaser, the entering into of an indemnity with respect to such certificate, the Paying Agent, as exchange agent, shall deliver in exchange for such lost, stolen or destroyed certificate the consideration payable with respect to such certificate pursuant to this Section 2.14.

2.15. No Further Ownership Rights in Company Common Stock. The consideration paid in respect of the surrender of certificates representing shares of Stock in accordance with the provisions of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Stock other than the rights provided by this Agreement. At and after the Effective Time, the stock transfer books of the Surviving Corporation shall be closed with respect to the capital stock of the Company, and there shall be no further registration of transfers of the Stock thereafter on the records of the Surviving Corporation. If, after the Effective Time, certificates representing shares of Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.16. Dissenting Shares. Each share of Stock issued and outstanding immediately prior to the Effective Time held by stockholders who shall have properly exercised their right of appraisal with respect thereto in accordance with the DGCL (such rights the “Appraisal Rights,” and such shares the “Dissenting Shares”) shall not be converted into the right to receive the consideration hereunder, but shall be entitled only to such rights with respect to such Dissenting Shares as may be granted to such holder pursuant to Section 262 of the DGCL, as applicable, except that each Dissenting Share held by a stockholder who shall thereafter withdraw his, her or its demand for appraisal, shall fail to perfect or otherwise waive or lose his, her or its Appraisal Rights or shall have been determined by a court of competent jurisdiction not to be entitled to the relief provided under the DGCL shall be deemed to be converted, as of the Effective Time, into the right to receive the consideration hereunder such holder otherwise would have been entitled to receive as a result of the Merger. The Company shall give Purchaser: (i) prompt notice of: (A) any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company capital stock pursuant to Section 262 of the DGCL; (B) any withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Neither the Company nor the Stockholder Representative shall, except with the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to any demands for appraisal, offer to settle, or settle or otherwise negotiate any such demands.

2.17. Withholding Taxes.

(a) The Surviving Corporation shall be entitled to deduct and withhold from any consideration that is compensatory in nature and payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax law or under any applicable legal requirement. To the extent such amounts are so withheld and paid to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(b) The Purchaser, Merger Sub, the Surviving Corporation and their respective authorized Affiliates shall each be entitled to deduct and withhold from any other amount paid or deliverable in connection with the Transactions such amount as is required to be deducted and withheld under the Code or any provision of applicable law and, at least three (3) Business Days in advance of the date on which any such withholding or deduction is anticipated to occur, the Purchaser shall use commercially reasonable efforts to provide notice to the Stockholder Representative of any required withholding and shall cooperate with the Stockholder Representative to reduce or eliminate any required withholding. To the extent that amounts are deducted and withheld and paid to the applicable Governmental Authority, such deducted and withheld amounts so paid shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made

2.18. Cancelation of Company Options.

(a) Prior to the Closing, the Company shall take or cause to be taken any and all actions reasonably necessary to cause each Company Option outstanding immediately prior to the Closing, whether or not vested or exercisable, to be cancelled and terminated at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof. Each Company Option, whether or not vested or exercisable, under the Stock Option Plan shall be canceled in exchange for (A) the right to receive a cash payment at Closing (in accordance with Section 2.9(e)), subject to receipt by the Surviving Corporation of a Company Option termination agreement duly executed by the holder of such Company Option substantially in the form attached hereto as Exhibit K (an “Option Termination Agreement”)), equal to (x) the excess, if any, of the Per Share Merger Consideration over the Exercise Price per share of such Company Option, multiplied by (y) the number of shares of Stock underlying such Company Option (the “Option Closing Payment”); provided, however, that any such Company Option with respect to which the exercise price per Common Share subject thereto is equal to or greater than the Per Share Merger Consideration shall be canceled in exchange for no consideration at Closing, and (B) the right to receive their respective Pro Rata Share of any payment made pursuant to Section 2.9(e), Section 2.10(d) and Section 2.10(e). From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.18.

(b) The Purchaser shall cause sufficient funds from the Estimated Aggregate Closing Merger Consideration to be available to the Surviving Corporation for payment of all of the Option Closing Payments to each holder of Company Options immediately prior to the Effective Time. Notwithstanding the foregoing, prior to the disbursement of any cash payments pursuant to Section 2.18(a), the Company or an applicable Subsidiary shall be entitled to deduct and withhold from such cash payments any amount required to be deducted and withheld by the Company under the Code, or any provision of applicable state, local or foreign Tax law. To the extent amounts are so withheld by the Company or such Subsidiary and timely paid to the appropriate Governmental Authorities, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Options in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Merger Sub, jointly and severally, represent and warrant to the Company as of the date hereof and as of the Closing Date (unless the representation is as of a specified date, in which case it shall be as of such specified date) as follows:

3.1. Corporate Organization. Purchaser is a corporation duly organized, existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, existing and in good standing under the Laws of the State of Delaware.    Purchaser and Merger Sub have all requisite corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Purchaser and Merger Sub, as applicable, and Purchaser and Merger Sub shall provide each of their requisite board of director approvals authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby at or prior to the Closing. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and constitutes a legal, valid and binding agreement of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and (ii) the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity (regardless of whether enforceability is considered in an Action at Law or in equity (collectively (i) and (ii) together, the “General Enforceability Exceptions”).

3.2. Consents. No consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required to be obtained by Purchaser or Merger Sub in connection with the execution, delivery and performance of this Agreement by Purchaser and Merger Sub or the consummation by Purchaser and Merger Sub of the transactions contemplated hereby.

3.3. Absence of Conflicts. Neither the execution and delivery of this Agreement by Purchaser or Merger Sub, nor the consummation by Purchaser or Merger Sub of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of Purchaser’s or Merger Sub’s certificate of incorporation or bylaws, as applicable, or of any Laws, or of any order, writ, injunction, judgment or decree of any Governmental Authority or of any arbitration award to which Purchaser or Merger Sub is subject. Neither Purchaser nor Merger Sub are a party to any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by Purchaser according to the terms of this Agreement will be a default or an event of acceleration, or grounds for termination, or whereby timely performance by Purchaser or Merger Sub according to the terms of this Agreement may be prohibited, prevented or delayed.

3.4. Brokers and Finders. No person is or will become entitled, by reason of any contract or arrangement entered into or made by or on behalf of Purchaser or any of its Affiliates (including Merger Sub), to receive a broker’s commission, finder’s fee, investment banker’s fee or similar payment in connection with the transactions contemplated by this Agreement.

3.5. Solvency. Immediately after giving effect to the transactions contemplated hereby and the incurrence of any indebtedness therewith, the assets of the Surviving Corporation will exceed the liabilities of the Surviving Corporation. In connection with the consummation of the transactions contemplated hereby and the incurrence of any indebtedness in connection therewith, neither Purchaser nor Merger Sub intends that the Surviving Corporation would incur, and do not believe that any the Surviving Corporation will incur, debts that would be beyond the Surviving Corporation’s ability to pay as the debts mature. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation.

3.6. Funding. Purchaser has and will have, from and after the Effective Time, the financial capability and all sufficient funds on hand or existing financing commitments available in order to consummate the transactions contemplated in this Agreement, on the terms contained herein.

3.7. WARN Act. Purchaser and Merger Sub have no present plans or intention to carry out, following the Closing, any plant closing or mass layoff which would violate the federal Worker Adjustment and Retraining Notification Act or any similar applicable state or local Law (collectively, the “WARN Act”) at any facility of the Surviving Corporation’s businesses (assuming for purposes of this subsection that no notice or pay in lieu of notice would be given in connection with any such closing or layoff).

3.8. Litigation and Claims. There is no charge, complaint, litigation, arbitration, suit, claim, action or proceeding, at law or in equity (each, an “Action”), pending or, to Purchaser’s Knowledge, threatened against Purchaser or any of its officers or directors: (i) with respect to or affecting Purchaser’s ability to perform its obligations hereunder, or (ii) that are reasonably likely to prohibit, restrict or delay the performance of this Agreement by Purchaser.

3.9. Warranty Policies. Purchaser has obtained those buyer’s representations and warranties insurance policies bound and in effect on and as of the date hereof, substantially in the form attached hereto as Exhibit E (the “Warranty Policies”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company makes the following representations and warranties to Purchaser as of the date hereof and as of the Closing Date (unless the representation is as of a specified date, in which case it shall be as of such specified date). All representations and warranties of the Company are made subject to the exceptions noted in the corresponding sections of the schedules delivered by the Company to Purchaser concurrently herewith and identified by the parties as the “Disclosure Schedules.”

4.1. Organization; Authority; Enforceability.

(a) The Company is a corporation, duly organized, existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as limited by the General Enforceability Exceptions. The Company has delivered or made available to Purchaser complete and correct copies of the Company certificate of incorporation and bylaws, including all amendments thereto, as in effect on the date of this Agreement, which organizational documents are in full force and effect as of the date of this Agreement. The Company is not in violation of any of the provisions of the Company certificate of incorporation or the Company bylaws.

(b) Each member of the Company Group has all requisite organizational power and authority and all authorizations, licenses and permits necessary to own and operate its or their properties and to carry on its or their businesses as now conducted, except where the failure to be in good standing or to hold such authorizations, licenses and permits would not have a Material Adverse Effect. Each member of the Company Group is qualified to do business in every jurisdiction in which its or their ownership of property or the conduct of business as now conducted requires such member of the Company Group to qualify, except where the failure to be so qualified would not have a Material Adverse Effect.

4.2. Consents and Approvals. No consent, authorization, order, exemption or approval of, or filing, notice or registration with, any Governmental Authority is required for or in connection with the execution, delivery and performance by the Company of this Agreement or any transaction document to which it is a party to or the consummation by the Company of the transactions contemplated hereby, except for the filing of the Certificate of Merger with the Secretary of State of Delaware.

4.3. Conflicts. Neither the execution and delivery of this Agreement by Stockholder Representative, nor the consummation by the Company of the transactions contemplated hereby, will (a) conflict with or result in a breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company, any Laws applicable to the Company Group, any order, writ, injunction, judgment or decree of any Governmental Authority or of any arbitration award to which any member of the Company Group is a party or by which any member of the Company Group is bound, or (b) cause a breach or default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of the Company under, or give to others any rights of termination, amendment, acceleration or cancellation of, allow the imposition of any material fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements to any Person or otherwise adversely affect any rights of the Company under, or result in the creation of a Lien on any of the properties or assets of the Company (other than a Permitted Liens), or require any consent or notice to any Person, pursuant to any Material Contract. Except as set forth in Schedule 4.3 and except as may be required by the DGCL, the HSR Act or any other antitrust Laws or governmental regulation, the Company is not required to submit any filing, notification, or other notice to a Governmental Authority, or to obtain any consent from any Governmental Authority or party to a Material Contract at any time prior to the Closing in connection with the execution and delivery of this Agreement, the ancillary agreements hereto, or the consummation by the Company of the Merger.

4.4. Capitalization; Subsidiaries and Affiliates.

(a) Schedule 4.4(a) accurately and completely sets forth as of the date hereof the authorized, issued and outstanding shares of Stock, together with the Company Optionholders (including, on a grant-by-grant basis, the grant date, number of Company Options granted, type of option, vesting schedule and the applicable exercise price thereof). Except as set forth on Schedule 4.4(a), the issued and outstanding shares of capital stock of the Company consist of the Stock, which constitutes the only authorized, issued or outstanding equity interests, or right to acquire equity interests of the Company. All of the Stock has been validly issued, are fully paid and non-assessable and are owned beneficially and of record by the Stockholders, free and clear of all options, proxies, voting trusts, voting agreements, judgments, pledges, charges, escrows, rights of first refusal or first offer, Liens, transfer restrictions and other encumbrances, except any transfer restrictions imposed by the Company’s Shareholder’s Agreement, applicable securities Laws and Liens securing Indebtedness to be satisfied at Closing pursuant to the Pay-Off Letters or otherwise. All grants of Company Options were made in accordance with the terms of the Stock Option Plan and the applicable Company Option award agreement. All grants of Company Options comply in all material respects with all applicable Laws, and the per share exercise price of each Company Option is equal to or greater than the fair market value of Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, as applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or be exempt under Section 409A of the Code. The Company Group has provided Purchaser correct and complete copies of (i) the Stock Option Plan, (ii) the forms of standard award agreement under the Stock Option Plan, (iii) copies of any award agreements that materially deviate from such forms, and (iv) copies of any elections made under 83(b) of the Code. Assuming the receipt of the Option Termination Agreements, the treatment of Company Options under this Agreement does not violate the terms of the Stock Option Plan or any agreement governing the terms of such Company Options.

(b) Except as set forth on Schedule 4.4(b), neither the Company nor any of its Subsidiaries own any capital stock or other equity securities of any other corporation (other than the Company or its Subsidiaries) and have no other type of capital or equity interest in any partnership, joint venture or other business organization or entity (other than the Company or its Subsidiaries). Schedule 4.4(b) sets forth the name, owner, jurisdiction of formation or organization (as applicable) and percentages of outstanding equity securities owned, directly or indirectly, by each of the Company and its Subsidiaries, as applicable, with respect to each Person of which the Company or such Subsidiary owns directly or indirectly, any equity or equity related securities. Except as set forth on Schedule 4.4(b), all outstanding equity interests of the Subsidiaries are owned, directly or indirectly, by the Company, free and clear of all Liens. All of the equity interests of the Subsidiaries listed on Schedule 4.4(b) has been validly issued, is fully paid and non-assessable and is owned beneficially and of record as indicated on Schedule 4.4(b).

4.5. Financial Information.

(a) Schedule 4.5(a) sets forth (i) the audited consolidated balance sheet of the Company Group as of September 30, 2019 and September 30, 2020 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Company Group for the years then ended; and (ii) the unaudited consolidated balance sheet of the Company Group as of September 30, 2021 (the “Company Balance Sheet” and such date the “Financial Statement Date”) and the related unaudited consolidated statement of cash flows of the Company Group for the period then ended (the financial statements referred to in clauses (i) and (ii) of this sentence (including the footnotes thereto), the “Company Financial Statements”). The Company Financial Statements fairly present, in all material respects and in accordance with GAAP, the financial condition of the Company Group as of the dates indicated therein and the results of operations and cash flows of the Company Group for the periods indicated therein, except that the Company Financial Statements referenced in clause (ii) of the preceding sentence are subject to normal year-end audit adjustments, none of which, if included, would be material to the Company.

(b) The Company Group has established and maintains policies regarding internal control over financial reporting which are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that: (i) the maintenance of records that in reasonable detail fairly reflect the transactions and dispositions of the assets of the Company Group, and (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

(c) The amounts carried as reserves for expenses, including all expenses for services rendered and goods purchased on the Company Balance Sheet, are sufficient for the payment of all expenses incurred. There are no unpaid invoices or bills representing amounts alleged to be owed by any member of the Company Group, or other alleged obligations of any member of the Company Group that a member of the Company Group has disputed or determined to dispute or refuse to pay.

(d) The Company Group does not have any liabilities of the type required to be disclosed on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP that are, individually or in the aggregate, material to the Company Group, taken as a whole, except for (a) liabilities specifically reserved for on the Company Balance Sheet; (b) liabilities that have arisen in the ordinary course of business since the date of the Company Balance Sheet (none of which is a liability related to any failure to perform, improper performance, warranty or other breach, default, violation, tort, infringement, claim or Action), (c) liabilities incurred in the ordinary course pursuant to any legally binding, executory contracts to which the Company or its Subsidiaries is party (but only to the extent that such liabilities do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Company or its Subsidiaries), or (d) liabilities incurred in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby.

4.6. Title to Assets. The Company Group has good and valid title to the tangible assets reflected on the balance sheet included in the Financial Statements as of the Financial Statement Date or acquired thereafter, other than those assets sold, transferred or otherwise disposed of in the ordinary course of business following the Financial Statement Date, free and clear of any Liens, except for Permitted Liens. The Company Group’s material tangible personal property currently used in the business is in operating condition (normal wear and tear excepted). The Company Group owns, or has a valid leasehold interest in, all material properties and assets necessary for the conduct of the business as presently conducted.

4.7. Insurance. Schedule 4.7 lists all current insurance policies and fidelity bonds that are owned or maintained by the Company Group (the policies and bonds required to be set forth thereon, collectively, the “Insurance Policies), under which any member of the Company Group is a beneficiary, or to which a member of the Company Group is named as an insured or loss payee, including those that pertain to the Company Group’s assets, employees or operations, but excluding those maintained in connection with any Benefit Plan. Schedule 4.7 also sets forth with respect to each Insurance Policy, the carrier, policy number, a description or type of coverage and the amount of annual premiums. Such Insurance Policies cover such risks and are in such amounts as to comply with all contracts to which the Company Group is party and applicable Law. With respect to each such Insurance Policy, (i) such Insurance Policies are in full force and effect and no material default exists with respect to the obligations of the Company Group under any Insurance Policy and (ii) the Company Group has not received notice of cancellation, non-renewal or termination of any Insurance Policy. All premiums due and payable under all Insurance Policies have been paid on a timely basis. As of the date hereof, the Company Group has timely filed all known claims for which they are seeking payment or other coverage under such Insurance Policies and there are no pending claims against any Insurance Policy as to which the insurers thereunder have questioned, disputed or denied liability in writing or where available insurance coverage (inclusive of defense costs) is reasonably anticipated to be exceeded or in respect of which there is an outstanding written reservation of rights. To and correct copies of each Insurance Policy has been provided to Purchaser. Except as set forth on Schedule 4.7, the Company Group has no self-insurance or co-insurance programs (it being understood that retention or deductible amounts shall not be considered self-insurance or co-insurance programs).

4.8. Taxes.

(a) Except as set forth on Schedule 4.8(a):

(i) All Income and other material Tax Returns required to have been filed by the Company Group on or before the date hereof have been duly and timely filed (taking into account any valid extensions properly obtained), and all such Tax Returns are true, complete and correct in all material respects and prepared in accordance with applicable Law;

(ii) All Taxes payable by or on behalf of the Company Group (whether or not shown on any Tax Return) have been fully and timely paid;

(iii) No written waiver of any statute of limitations relating to Taxes for which the Company Group is liable is in effect;

(iv) There is no material audit, investigation or administrative or judicial proceeding pending with respect to Taxes payable by the Company Group, nor has the Company Group received any written notice from any Governmental Authority that such authority intends to conduct such an audit or investigation;

(v) No written Claim has been made by a Tax Authority in a jurisdiction where any member of the Company Group does not file Tax Returns to the effect that the member of the Company Group is or may be subject to Tax in that jurisdiction;

(vi) Each member of the Company Group has complied with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all applicable Laws. Each member of the Company Group has complied with all information reporting and backup withholding requirements, in respect of payments made by the Company Group, including maintenance of required records with respect thereto;

(vii) All material deficiencies asserted in writing or assessments made as a result of any examination of the Tax Returns, to the extent required to be paid by the Company Group, have been timely paid in full or otherwise resolved;

(viii) There are no material liens for Taxes upon the assets of the Company Group (except for Permitted Liens);

(ix) No member of the Company Group has engaged in any “listed transaction” or any other “reportable transaction” for purposes of Treasury Regulation Sections 1.6011-4(b) or Section 6111 of the Code or any analogous provision of state or local Law for which reporting to the IRS or other Tax Authority is required (taking into account published guidance thereunder);

(x) No member of the Company Group has ever been (i) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code or an entity that has ever made the election provided under Section 897(i) of the Code; (ii) a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) a “controlled foreign corporation” within the meaning of Section 957 of the Code;

(xi) No member of the Company Group has been or is currently the beneficiary of any Tax exemption, Tax holiday, Tax credit or other Tax incentive from any Tax Authority or Governmental Authority;

(xii) All related party transactions involving the Company Group are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder (and any similar provision of state, local, or foreign Tax Law), and no member of the Company Group has any liability under Section 482 of the Code (or any similar provision of state, local, or foreign Tax Law);

(xiii) No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) or Section 965 of the Code;

(xiv) No member of the Company Group is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes), and no member of the Company Group has any liability or potential liability to another party under any such agreement;

(xv) No member of the Company Group is now, and no member of the Company Group has never been, a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. No member of the Company Group has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local, non-U.S. or other Law), as a transferee or successor, by contract, or pursuant to any Law;

(xvi) No member of the Company Group has been either a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Sections 355 or 361 of the Code;

(xvii) The Company Group has (i) not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any similar state, or local law, (ii) not deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with IRS Notice 2020-65 or any U.S. presidential memorandum or executive order, and (iii) properly complied with and duly accounted for any credits received under Sections 7001 through 7005 of the Families First Coronavirus Act (Public Law 116-127) and Section 2301 of the CARES Act.

Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any Stockholder makes any representation or warranty regarding the ability of Purchaser or any of its Affiliates (including, the Surviving Corporation) to utilize, in any taxable period (or portion thereof) beginning after the Closing Date, any net operating losses, credits or other similar Tax attributes of the Company Group generated in a Pre-Closing Tax Period. Except for representations and warranties made by the Company under Article IV that explicitly refer to Tax matters or matters governed by the Code, the representations in this Section 4.8 shall constitute the exclusive representations and warranties as to Taxes and Tax matters.

4.9. Conduct of Business. Except as set forth on Schedule 4.9, since July 31, 2021 and as of the date hereof the Company Group has not:

(a) other than as contemplated by this Agreement, amended its Certificate of Incorporation or By-laws or amended the organizational documents of any of its Subsidiaries;

(b) sold, transferred or otherwise disposed of any material asset or property, except for sales of inventory and transfers of cash in payment of the Company Group’s liabilities, all in the ordinary course of business, and except as permitted by this Agreement;

(c) suffered any material financial loss, or any material interruption in use, of any material assets (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or act of God;

(d) suffered a Material Adverse Effect;

(e) waived any material right other than in the ordinary course of business;

(f) mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any portion of its properties or assets;

(g) materially increased the salary payable to any director or employee at the executive officer level or more senior, other than normal periodic increases in the ordinary course of business consistent with past practices or to the extent required under the terms of any Material Contract or material Benefit Plan or to comply with applicable Law;

(h) hired or terminated any employee or independent contractor with compensation in excess of Seventy Five Thousand Dollars ($75,000);

(i) entered into, amended, modified or terminated in any material respect any Benefit Plan, except in the ordinary course of business consistent with past practices or as required by Law;

(j) entered into any collective bargaining agreement or other contract with any labor union;

(k) suffered any material loss or waived any material rights;

(l) made commitments for capital expenditures that will be required to be performed following the Closing in excess of Twenty Five Thousand Dollars ($25,000) in the aggregate;

(m) made any loans or advances to any person of more than Twenty Five Thousand Dollars ($25,000);

(n) instituted any Action or settled any Action involving more than Twenty Five Thousand Dollars ($25,000);

(o) other than as set forth in this Agreement, acquired any other business or entity (or any significant portion or division thereof), whether by merger, consolidation or reorganization or by the purchase of its assets or capital stock;

(p) (i) made any material change in its cash management process, (ii) conducted its billing and collection of receivables and inventory purchases other than in the ordinary course of business, (iii) made any material write down in the value of its assets or (iv) engaged in any promotional sales or discount or other activity with customers that has the effect of accelerating pre-Closing period sales that would otherwise be expected to occur in post-Closing periods;

(q) delayed or postponed the repair and maintenance of its properties or the payment of accounts payable, accrued liabilities and liabilities other than in the ordinary course of business;

(r) made, rescinded or changed any material Tax election, adopted or changed (or made a request to any Tax Authority to change) any annual accounting period, adopted or changed any material method of accounting, filed any amended Tax Return, prepared any Tax Return in a manner inconsistent with past practices, failed to file, on a timely basis, including allowable extensions, with the appropriate Tax Authority, any Tax Return, failed to timely pay or remit (or caused to be timely paid or remitted) any Taxes due, entered into any closing agreement, or settled any material Tax claim or assessment, requested a ruling with respect to Taxes, surrendered any right to claim a refund, offset or other reduction in Tax, incurred any material Tax liability outside the ordinary course of business, or consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(s) became a party to or bound by any Tax allocation, Tax sharing or similar agreement; or

(t) committed to do any of the above.

4.10. Material Contracts.

(a) Schedule 4.10(a) lists all Material Contracts as of the date hereof. All Material Contracts are valid, binding and in full force and effect as to the member of the Company Group party thereto, and to the Company’s Knowledge, the other parties thereto. No material default by the member of the Company Group party thereto has occurred thereunder and, to the Company’s Knowledge, no material default by the other contracting parties has occurred thereunder. To the Company’s Knowledge, there has been no cancellation or renegotiation by the other parties to any Material Contract. The member of the Company Group party to such Material Contracts has performed all material obligations required to be performed by it and is not in material default under or in breach of any such Material Contract.

(b) No member of the Company Group is a party to, or bound by, any unexpired, undischarged or unsatisfied Material Contract under the terms of which performance by the Company according to the terms of this Agreement will be a default or an event of acceleration, or grounds for termination, or whereby timely performance by the Company of this Agreement may be prohibited, prevented or delayed, in any such case where such performance would have a Material Adverse Effect.

(c) For purposes hereof, “Material Contracts” means the following undischarged written contracts, agreements, leases and other instruments to which a member of the Company Group is a party:

(i) agreements for the employment of any employee of the Company Group (i) providing for annual base compensation in excess of One Hundred Fifty Thousand Dollars ($150,000), or (ii) providing any severance, change of control, retention or similar payment opportunity to any employee, officer or director of the Company Group, and any agreement relating to loans to officers, directors or employees;

(ii) consulting agreements providing for annual payments in excess of One Hundred Thousand Dollars ($100,000) or that cannot be terminated on less than 60 days’ notice;

(iii) active customer agreements providing for payments to the Company Group in fiscal year 2021 in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(iv) active supplier agreements, including purchase contracts and sales contracts, resulting in, or reasonably likely to result in, payments by the Company Group in fiscal year 2021 in excess of One Hundred Fifty Thousand Dollars ($150,000) individually, other than any (1) purchase orders and sales orders entered into in the ordinary course of business and (2) supplier price lists;

(v) leases or subleases, either as lessee or sublessee, lessor or sublessor, of personal property or intangibles, where the lease or sublease provides for an annual payment in excess of Fifty Thousand Dollars ($50,000) and has an unexpired term as of the Closing Date in excess of one (1) year;

(vi) agreements restricting in any manner the Company Group’s rights to compete with any person, restricting the Company Group’s rights to sell to or purchase from any person, restricting the right of any person to compete with the Company Group, or the ability of any person to employ any of the Company Group’s employees;

(vii) agreements (other than any Benefit Plan) between the Company Group, on the one hand, and any of its Affiliates, on the other hand, with respect to the purchase of goods or the performance of services;

(viii) loan or credit agreements, pledge agreements, notes, security agreements, mortgages, debentures, indentures, factoring agreements or letters of credit (except for (1) those being terminated or canceled in connection with the Closing and (2) security agreements ancillary to any lease of personal property with respect to the property so leased);

(ix) agreements granting any person a Lien on all or any material portion of the assets of the Company Group other than Permitted Liens and Liens which will be released at the Closing;

(x) guaranties, performance, bid or completion bonds, or surety agreements;

(xi) collective bargaining agreements with any labor union, trade union, works council or other labor organization;

(xii) settlements, conciliations or similar agreements that impose monetary or other material obligations upon any member of the Company Group after the date of this Agreement;

(xiii) any agreements that requires that any member of the Company Group to purchase all or substantially all of its requirements of a particular product from a supplier;

(xiv) any Government Contracts set forth on Schedule 4.11(a);

(xv) any representative, sales agency, dealer or distributor agreement involving payments in excess of Two Hundred Thousand Dollars ($200,000) per year;

(xvi) any agreements for capital expenditures under which the Company Group has remaining obligations in excess of Two Hundred Thousand Dollars ($200,000) individually;

(xvii) agreements entered into for the acquisition or divestiture of any company or entity or any material part of the business or assets of any other company or entity;

(xviii) profit sharing, option, profits interests, restricted unit, incentive equity, employee equity purchase or deferred compensation agreements with current or former employees; or

(xix) partnership agreements or joint venture agreements;

provided, however, that a Material Contract shall not include any (w) purchase or sale order entered into in the ordinary course of business; (w) Material Contract terminable on notice of thirty (30) days or less without penalty; (y) confidentiality or non-disclosure Material Contract entered into in the ordinary course of business or in connection with the transactions contemplated hereby; or (z) any Benefit Plan.

4.11. Government Contracts.

(a) Schedule 4.11(a) sets forth a complete and accurate list of the active Government Contracts as of the date hereof. Schedule 4.11(a) sets forth a complete and accurate list of the Government Bids as of the date hereof that, if accepted, would reasonably be expected to result in a Government Contract.

(b) To the Company’s Knowledge, except as set forth in Schedule 4.11(b), each member of the Company Group has complied, in all material respects, with all terms, conditions, and performance obligations, of each Government Contract and Government Bid listed in Schedule 4.11(b) to which such member of the Company Group is a party, including preparing and recording a confirmatory license in the US Patent Office Assignment database. No material default by any member of the Company Group has occurred under any Government Contract to which it is a party and, to the Company’s Knowledge, no material default by the other contracting parties has occurred thereunder. To the Company’s Knowledge, there has been no cancellation or renegotiation by the other parties to any Government Contract.

(c) Within the last seven (7) years, no member of the Company Group, nor, to the Company’s Knowledge, any employees, consultants, subcontractors, or agents of the Company Group, have (i) been debarred, suspended, or proposed for debarment or suspension; (ii) been under administrative, civil or criminal investigation or indictment by any Governmental Authority for commission of fraud or a criminal offense in connection with a Government Contract or Government Bid, (iii) been found non-responsible for contracting by a Governmental Authority or (iv) had any circumstance that would require any member of the Company Group to answer any of the questions contained in the clause at Federal Acquisition Regulation 52.209-5 in the affirmative.

(d) Within the last three (3) years, (i) there have not been, and currently there are no actual, outstanding or, to the Company’s Knowledge, threatened claims against the Company Group, either by a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract, (ii) there have not been, and currently there are no disputes between any member of the Company Group and a Governmental Authority the subject of a written claim covered by the Contract Disputes Act of 1978, as amended, or the disputes clause of a Government Contract, and (iii) there have not been any, and currently there are no, written notices to any member of the Company Group to cure material defects, defaults, delays, or other material non-compliances with a Government Contract, nor has any counterparty to a Government Contract issued any written notice to any member of the Company Group to show cause why a Government Contract should not be terminated in whole or part for breach, default, or cause.

(e) To the extent applicable, all Company Group members have taken reasonable steps designed to comply with all data security, cybersecurity, and physical security terms and conditions and procedures required by its Government Contracts and by Law. In the past six (6) years, to the Company’s Knowledge, no Company Group members have had or experienced any of data security or cybersecurity breaches, whether physical or electronic. Any known data breach related to any Government Contract has been reported to the Governmental Authority or higher tier contractor, as required by the terms of the Government Contract.

(f) All Company Group members have complied and are in compliance in all material respects with Section 889(a)(1)(A) and (a)(1)(B) of the John S. McCain National Defense Authorization Act for Fiscal Year 2019 (“FY19 NDAA”) (Pub. L. 115-232) and its implementing regulations including, without limitation FAR 52.204-24, Representation Regarding Certain Telecommunications and Video Surveillance Services or Equipment, FAR 52.204-25, Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment, and FAR 52.204-26, Covered Telecommunications Equipment or Services-Representation. Where required, the Company has conducted a reasonable inquiry to confirm its compliance with Section 889(a)(1)(B) of the FY19 NDAA.

4.12. Permits. Each member of the Company Group possesses all material licenses, permits, registrations and government approvals (the “Permits”) (other than Environmental Permits as defined herein, which are exclusively addressed in Section 4.17) from any Governmental Authority which are required in order for such member of the Company Group to conduct its businesses as presently conducted. All such Permits (including the jurisdiction of issuance and the holder of such Permit) are set forth in Schedule 4.12 and are in full force and effect and no member of the Company Group has in the past seven (7) years received any written, or to the Company’s Knowledge, oral, notice to the contrary. Each member of the Company Group is in compliance in all material respects with the requirements of such Permits that it holds. No Action is pending or, to the Company’s Knowledge, threatened regarding the revocation or limitation of any such Permit.

4.13. Employee Benefits.

(a) Except as set forth on Schedule 4.13(a), the Company Group does not sponsor, maintain, contribute, or have any potential liability (whether direct, indirect, actual or contingent) to any (i) employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), (ii) employee welfare benefit plan (as defined in Section 3(1) of ERISA), or (iii) other material compensation, bonus, deferred compensation, membership interest purchase, stock option (or other equity or equity-based award), profits interest, severance, salary continuation, change in control payment, paid time off, sick leave, tuition reimbursement, material perquisite or fringe benefit or similar material plan, agreement or arrangement for the benefit of any Company Service Provider (each such plan, agreement or arrangement in (i), (ii), and (iii) is hereinafter referred to as a “Benefit Plan”) other than any such Benefit Plan that is an offer letter or employment or other services agreement with a Company Service Provider that is immediately terminable at-will without advance notice, severance or any other cost or liability greater than statutory notice, statutory severance or other statutory cost or liability as required by applicable Law and which does not contain a change of control (or similar transaction) provision. Schedule 4.13(a) identifies each Benefit Plan that is fully funded by third-party insurance.

(b) With respect to each Benefit Plan listed on Schedule 4.13(a), the Company Group has delivered or otherwise made available to Purchaser or its counsel a true, correct and complete copy of: (i) each writing constituting a part of any written Benefit Plan and all amendments thereto, and all trusts or service agreements relating to the administration and recordkeeping of the Benefit Plan, and written summaries of the material terms of all unwritten Benefit Plans including but not limited to the details of any funding arrangements and funding status of any Benefit Plans which are not fully funded or fully insured; (ii) the most recent Annual Reports (Form 5500 Series or otherwise in a form in accordance with applicable Law) including all applicable schedules, if any, for each Benefit Plan that is subject to such reporting requirements; (iii) the current summary plan description and material modifications thereto, if any, or any written summary provided to participants with respect to any Benefit Plan for which no summary plan description exists; (iv) all coverage, non-discrimination, top-heavy and Code Section 415 tests performed with respect to such Benefit Plan for the last three years, and (v) if such Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service (“IRS”), if any, and any pending applications for a determination or opinion letter.

(c) The Company Group does not have any agreement, commitment or obligation, to create, enter into or contribute to any additional Benefit Plan, or to modify or amend any existing Benefit Plan (except for amendments required by applicable Laws with respect to which the amendment deadline has not yet lapsed).

(d) Neither the Company Group, nor any trade or business, whether or not incorporated, that is, along with the Company Group, a member of a controlled group of corporations, under common control, or a member of an affiliated service group, as described in Section 414(b), (c), or (m) of the Code or that is required to be aggregated with the Company Group under Section 414(o) of the Code (“ERISA Affiliate”) has ever sponsored, maintained or contributed to: (i) an employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA or other applicable Laws), (ii) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a “multiple employer plan” within the meaning of ERISA Section 210(a), 4063, or 4064 or Code Section 413(c), (iv) a “multiple employer welfare arrangement,” as defined in ERISA Section 3(40), or (v) a “funded welfare plan” within the meaning of Section 419 of the Code). Except as set forth on Schedule 4.13(d), no unfunded liability exists with respect to any Benefit Plan.

(e) Except as required by Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or applicable state Law or as set forth on Schedule 4.13(e) (in connection with any post-termination severance period), the Company Group does not provide any former employee coverage under any retiree or post-employment medical benefit plan, nor has there been any written or oral communication to employees or former employees that would reasonably be expected to promise or guarantee retiree or post-employment medical benefit plan.

(f) With respect to each Benefit Plan:

(i) Each Benefit Plan that is intended to qualify under Section 401(a) of the Code meets in all material respects all requirements for qualification under Section 401(a) of the Code and the regulations thereunder, and to the Company’s Knowledge, there are no existing circumstances or events that reasonably could be expected to adversely affect the tax-qualified status of each such Benefit Plan. Each such Benefit Plan has either received a favorable determination as to its qualification under the Code or may rely on an opinion or advisory letter, in either case, issued by the IRS.

(ii) Except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, each Benefit Plan has been administered in accordance with its terms and the applicable provisions of ERISA and the Code and the regulations thereunder.

(iii) Except for claims for benefits arising in the ordinary course with respect to any Benefit Plan, there are no actions, claims, audits, inquiries, investigations or hearings pending or, to the Company’s Knowledge, threatened with respect to any Benefit Plan.

(g) Except as set forth on Schedule 4.13(g), the consummation of the transactions contemplated hereby, either singly or in conjunction with any other event, will not (A) entitle any current or former employee, director or independent contractor to severance pay or any other payment, except for such amounts included in Indebtedness or as otherwise expressly provided in this Agreement or (B) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any current or former employee, director or independent contractor. Except as set forth on Schedule 4.13(g) no payment or benefit made in connection with the consummation of the transactions contemplated by this Agreement would reasonably be expected to constitute an “excess parachute payment” for purposes of Section 280G of the Code.

(h) Except as set forth in Schedule 4.13(h), no Benefit Plan provides for any “gross up,” reimbursement or other payment to compensate any Company Service Provider for any Taxes, including any Taxes incurred pursuant to Sections 4999 or 409A of the Code.

4.14. Employees. With respect to employees of the Company Group:

(a) To the Company’s Knowledge, as of the date hereof, there is not presently pending or existing, and during the last four (4) years there has not been, and there is not threatened:

(i) any material strike, picketing or work stoppage;

(ii) any material Action against any member of the Company Group relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Authority; or

(iii) except as set forth on Schedule 4.14(a), any organizing activities or collective bargaining arrangements that could affect any member of the Company Group pending or under discussion with any labor organization, or any application for certification of a collective bargaining agent.

(b) There is no lockout of any employees of the Company Group and no such action is contemplated by the Company Group.

(c) Schedule 4.14(c) contains a list of all employees of the Company Group as of the date hereof and sets forth for each such individual the following as of the date hereof: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) work location (both prior to any required remote location due to the impact of COVID-19 and following any such required remote location due to the impact of COVID-19); (v) current annual base compensation rate for exempt employees and hourly rate for nonexempt employees; (vi) commission, bonus or other incentive-based compensation; (vii) accrued and unused paid vacation and other paid leave; (viii) average scheduled hours per week; (ix) a description of any material fringe benefits provided to each such individual; (x) and leave of absence status and, if applicable, expected return to work date. Except as set forth on Schedule 4.14(c), all employees of the Company Group are employed at-will.

(d) Schedule 4.14(d) contains a complete and accurate list, as of the date hereof, of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by any member of the Company Group and classified by the Company Group as other than employees, or compensated other than through wages paid by the Company Group through the Company Group’s payroll department (“Contingent Workers”), showing for each Contingent Worker such individual’s (i) role in the business; (ii) location where services are provided; (iii) average hours worked per week; (iv) total months worked for the Company Group; (v) notice requirements to terminate the agreement; and (vi) fee or compensation arrangements.

(e) No member of the Company Group has any material liability or obligations under any applicable Law arising out of the misclassification of any person as a Contingent Worker, and no such person is entitled to any compensation in any material amount from any member of the Company Group under any applicable Law that he or she has not received. Each member of the Company Group currently classifies and has properly classified each of its employees as exempt or non-exempt for the purposes of the Fair Labor Standards Act and state, local and foreign wage and hour Laws, and is and has been otherwise in compliance with such Laws for the past four (4) years.

(f) Each member of the Company Group is in compliance in all material respects with Laws regarding employment and employment practices, including all applicable Laws relating to wages, hours, paid sick leave, overtime, payroll documents and wage statements, restrictive covenants, background checks, labor relations and collective bargaining, equal opportunity, harassment, discrimination, retaliation, termination or discharge, civil rights, safety and health, immigration, affirmative action, workers’ compensation, disability, unemployment compensation, plant closings and layoffs, whistleblower protection, pay equity, classification of employees and independent contractors, and all applicable requirements and guidance issued by all Governmental Authorities related to COVID-19 and the COVID-19 pandemic, including (A) the Families First Coronavirus Response Act, including provisions thereof relating to leaves of absence, (B) the CARES Act, (C) guidance by the U.S. Department of Labor, including the Occupational Safety and Health Administration and Wage and Hour Division, (D) guidance by the Equal Employment Opportunity Commission, (E) guidance from the Centers for Disease Control and Prevention, and (F) all Orders concerning the continued operation and/or closure of businesses. Each member of the Company Group is in compliance with the requirements of the Immigration Reform Control Act of 1986. No member of the Company Group is delinquent in any payments to any employee or Contingent Worker for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any service performed for it or amounts required to be reimbursed to such employees or Contingent Workers. No member of the Company Group is a government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment. Currently and during the past four (4) years, there is no and there have not been any pending or threatened Actions or material internal complaints, claims, grievances, audits or investigations, or, to the Company’s Knowledge, any threatened Actions or threatened internal complaints, claims, grievances, audits or investigations, involving any member of the Company Group with respect to labor or employment matters. No member of the Company Group is, and within the last three (3) years no member of the Company Group has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters.

(g) The Company Group is in compliance with the requirements of, and has no material liabilities pursuant to, the Worker Adjustment and Retraining Notification Act (WARN) Act of 1988, as amended.

4.15. Litigation and Claims. Except as set forth on Schedule 4.15, as of the date hereof, there is, and for the past three (3) years there have been, no material Action pending or, to the Company’s Knowledge, threatened in writing against any member of the Company Group.

4.16. Decrees, Orders and Laws. No member of the Company Group is a party to, or, to the Company’s Knowledge, bound by, and for the last three (3) years has not been a party to or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Authority) with respect to or affecting the properties, assets, personnel or business activities of the Company Group. No member of the Company Group is in violation of, or delinquent in respect to, and for the last three (3) years has not been in violation of or delinquent in respect to, any decree, order or arbitration award or Law of or agreement with, or any Permit from, any Governmental Authority to which the property, assets, personnel or business activities of the Company Group are subject. The foregoing representations and warranties set forth in this Section 4.16 shall not apply to: (i) environmental matters, which are exclusively provided for in Section 4.17 hereof; (ii) matters related to Taxes, which are exclusively provided for in Section 4.8 hereof; or (iii) matters related to Benefit Plans, which are exclusively provided for in Section 4.13 hereof.

4.17. Environmental Matters. Except as set forth on Schedule 4.17, as of the date hereof:

(a) The Company Group’s operations are, and for the last three (3) years have been, in compliance in all material respects with any applicable Environmental Laws.

(b) The Company Group possesses, and is in compliance in all material respects with all Environmental Permits that are required for the operation of its businesses as currently conducted. All such Environmental Permits are in full force and effect and no Action is pending or, to the Company’s Knowledge, threatened regarding the revocation or limitation of any such Environmental Permit.

(c) During the past three (3) years, no member of the Company Group has received any written notice alleging any material failure by any member of the Company Group to comply with any Environmental Laws or Environmental Permits.

(d) There is no Environmental Claim pending or, to the Company’s Knowledge, threatened, against any member of the Company Group.

(e) No member of the Company Group has received any written notice, demand, letter, claim or request for information from any person that any member of the Company Group is a potentially responsible party with respect to any Offsite Facility pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601, et seq., or any comparable state Law that remains unresolved in any material respect, or alleging that the Company Group may be in violation of or liable under any Environmental Law.

(f) The Company Group is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Authority or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law.

(g) There has been no Release of Hazardous Materials at any properties or facilities currently or formerly used, leased or occupied by the Company Group or at any location or facility where wastes from the business or assets of the Company Group are disposed of or recycled.

(h) No landfill, disposal area, above ground storage tank or underground storage tank is, or during the period owned, leased or occupied by the Company Group has been, present at any location or facility at which the Company Group operates or at any location or facility formerly owned, leased or operated by the Company Group.

(i) The Company Group has made available to Purchaser all material environmental site assessments, audits, sampling data, monitoring reports, environmental permits and registrations, and correspondence or orders from environmental regulators, in each case that relate to the business or assets of the Company Group and in the possession of the Company Group.

4.18. Real Estate.

(a) The Company Group does not own any real property. Schedule 4.18(a) lists each of the real properties leased, subleased, licensed or occupied by the Company Group as tenants, subtenants, licensees or occupants (the “Leased Premises”). The Leased Premises are leased to the respective members of the Company Group pursuant to written leases, subleases, licenses or agreements, which have previously been made available to Purchaser. All leases with respect to the Leased Premises are valid, binding and in full force and effect as to the member of the Company Group party thereto and, to the Company’s Knowledge, the other parties thereto, except as limited by the General Enforceability Exceptions. No member of the Company Group has received notice that such member of the Company Group is in material default thereunder and, to the Company’s Knowledge, no material default by the other contracting parties has occurred thereunder.

(b) To the Company’s Knowledge, there are no condemnation proceedings pending or threatened with respect to the Leased Premises. No member of the Company Group has leased, subleased, licensed or otherwise granted any person the right to use or occupy the Leased Premises or any portion thereof.

4.19. Intellectual Property.

(a) Schedule 4.19(a) lists, as of the date hereof, each domain name, patent, registered trademark or service mark or trade dress, registered copyright, and pending applications for any of the foregoing (together, “Intellectual Property”), in each case, that is owned by a member of the Company Group and is material to the conduct of the businesses in the manner currently conducted (the “Owned Intellectual Property”).

(b) Except as set forth on Schedule 4.19(b), the Company Group (i) has good title to each item of Owned Intellectual Property, free and clear of any Liens, (ii) has the right to use pursuant to license, sublicense, agreement or permission all other items of Intellectual Property used in the operation of the businesses as presently conducted and (iii) to the Company’s Knowledge is not infringing upon, or otherwise violating, in any material respect the Intellectual Property rights of any other person. No Actions have been instituted against or notices received by any member of the Company Group that are presently outstanding alleging that the use of Intellectual Property by the Company Group infringes upon or otherwise violates any rights of a third party in or to such Intellectual Property. To the Company’s Knowledge, no person is infringing or misappropriating any Owned Intellectual Property, and any member of the Company Group (i) has not asserted or threatened any claim against any person alleging any infringement, misappropriation or violation of any Owned Intellectual Property and (ii) is not aware of any facts or circumstances which could give rise to a such claim.

(c) No present or former employee, officer or director of the Company Group, or agent, outside contractor or consultant of the Company Group, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property.

(d) Schedule 4.19(d) lists all material agreements (including all inbound licenses) as of the date hereof relating to the Intellectual Property or to the Company Group’s right to use the proprietary rights of any third party, other than standard licenses for off-the-shelf, shrink-wrap software or “open source” code that is commercially available to any person. No member of the Company Group is in material breach of, nor has it failed to perform under, any of the agreements or licenses such member of the Company Group is a party to listed in Schedule 4.19(d) in any material respect.

(e) The Company Group presently takes commercially reasonable steps to protect the Company Group’s rights in confidential information and its trade secrets, and the confidential information or trade secrets provided to the Company Group by any other person subject to a duty of confidentiality.

(f) None of the Owned Intellectual Property has been used, disclosed or appropriated to the detriment of the Company Group for the benefit of any person other than the Company Group and, to the Company’s Knowledge, no employee, independent contractor, consultant or agent of the Company Group has misappropriated any trade secrets or other confidential information of any other person in the course of the performance of his or her duties as an employee, independent contractor, consultant or agent of the Company Group.

(g) Except as set forth in Schedule 4.19(g), for each item of Owned Intellectual Property, the Company Group has not received notice of any inter partes review, derivative proceedings, inventorship challenge, opposition, cancellation, re-examination (including supplemental re-examination), post grant review, interference, invalidity, unenforceability or other action or proceeding before any patent offices in which any member of the Company Group has filed for patent protection relating to such Owned Intellectual Property.

(h) Each inventor of each patent owned by a member of the Company Group has executed an employee rights assignment agreement that explicitly assigns a continuation in part patent application to the Company Group.

4.20. Product Liability. No member of the Company Group is a party to any pending Action and, to the Company’s Knowledge, there are not any threatened claims, relating to alleged defects in the products sold or services provided by the Company Group or the failure of any such products or services to meet the specifications applicable thereto. During the past seven (7) years, there have been no product recalls, market withdrawals, embargoes, off sale orders, warning letters or seizures with respect to any products sold by the Company Group.

4.21. Import, Export, Sanctions and Anti-Corruption.

(a) Each member of the Company Group, and to the Company’s Knowledge, each of the Company Group’s officers, managers, employees, agents, representatives or other persons acting on behalf of the Company Group, is, and for the last seven (7) years has been, in compliance in all material respects with all U.S. import and customs Laws.

(b) Each member of the Company Group and, to the Company’s Knowledge, each of the Company Group’s officers, managers, employees, agents, representatives or other persons acting on behalf of the Company Group, is, and for the last seven (7) years has been, in compliance in all material respects with all economic sanctions Laws administered or enforced by the U.S. Government, (including, without limitation, Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State).

(c) The Company Group is, and has for the last seven (7) years been, in material compliance with U.S. export control Laws, including, without limitation, the Export Administration Regulations, 15 C.F.R. Parts 730-774 (“EAR”) and the International Traffic in Arms Regulations, 22 C.F.R. Parts 120-130 (“ITAR”).

(d) No member of the Company Group and, to the Company’s Knowledge, each of the Company Group’s officers, managers, employees, agents, representatives or other persons acting on behalf of the Company Group, have not in the last seven (7) years (i) made or promised to make, directly or indirectly, any improper payment or unlawful transfer of anything of value to any government official, Governmental Authority, government-owned or -controlled company, public international organization, political party or organization or official or candidate thereof, or any other person or entity; (ii) violated the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.), or any applicable Law of similar effect; or (iii) taken any action that would cause any member of the Company Group to violate any of the provisions in (i) and (ii) above of this subsection.

4.22. Related Party Transactions. Schedule 4.22 lists each business relationship that is not the result of an arms’ length negotiation and will continue in full force and effect immediately following the Closing between the Company Group, on the one hand, and any direct or indirect equity holder, any Affiliate of the Company Group or any of the Company Group’s officers, directors, managers or, to the Company’s Knowledge, any individual related by blood, marriage or adoption.

4.23. Brokers and Finders. With the exception of Cowen and Company, LLC (“Cowen”), no person is or will become entitled, by reason of any contract or arrangement entered into or made by or on behalf of the Company Group or any of its respective Affiliates to receive a broker’s commission, finder’s fee, investment banker’s fee or similar payment in connection with the transactions contemplated by this Agreement.

4.24. Limitation on Warranties. Except as expressly set forth in this Section and in any ancillary agreement, certificate or instrument provided in connection with this Agreement, (a) the Company makes no express or implied warranty of any kind whatsoever, including any representation as to physical condition or value of any of the assets of the Company Group or the future profitability or future earnings performance of the Company Group and (b) no covenants, warranties or representations are made, or have been made, by the Company or Cowen, or any of their respective representatives or agents with respect to the accuracy or completeness of any information contained in the Confidential Information Presentation distributed by Cowen (the “Confidential Information Presentation”), or in the management presentation or data room materials distributed by or on behalf of Cowen and the Company, or in the information obtained by Purchaser pursuant to Section 5.1 and none of them shall have any liability to Purchaser arising out of the use of the information contained in such Confidential Information Presentation, management presentation or data room materials. THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY IN THIS SECTION AND IN ANY ANCILLARY AGREEMENT, CERTIFICATE OR OTHER INSTRUMENT PROVIDING IN CONNECTION WITH THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE COMPANY, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY . The Company hereby disclaims any such other or implied representations and warranties, notwithstanding the delivery or disclosure to Purchaser, its Affiliates and their respective officers, directors, employees and representatives of any documentation or other information. The parties make no representations or warranties to each other, except as contained in this Agreement and in any ancillary agreement, certificate or instrument provided in connection with this Agreement, and any and all prior representations and warranties made by any party or its representatives, whether verbally or in writing, are merged into this Agreement, it being intended that no such prior representations or warranties shall survive the execution and delivery of this Agreement and the Merger. Purchaser acknowledges that any estimates, forecasts or projections furnished or made available to it concerning the Company Group (including the contents of the Confidential Information Presentation or management presentation and data room materials) regarding its properties, business or assets may not have been prepared in accordance with GAAP or standards applicable under the Securities Act of 1933, as amended, and such estimates, and the estimates reflected in the Financial Statements, reflect numerous assumptions, and are subject to material risks and uncertainties. Purchaser acknowledges that actual results may vary, perhaps materially. Purchaser further acknowledges that it has conducted an independent investigation of the financial condition, assets, liabilities, properties and projected operations of the Company Group in making its determinations as to the propriety of the transactions contemplated by this Agreement, and in entering into this Agreement, has relied solely on the representations and warranties of the Company expressly contained in this Agreement and in any ancillary agreement, certificate or instrument provided in connection with this Agreement.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING

5.1. The Company’s Obligations. The following are the Company’s obligations prior to Closing:

(a) Information. The Company shall, upon reasonable advance notice, at Purchaser’s sole cost and expense, (i) give to Purchaser’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, contracts, documents, insurance policies, records and personnel of or with respect to the Company Group to the extent Purchaser reasonably deems necessary or desirable and (ii) furnish to Purchaser and such persons as Purchaser shall designate such additional information as Purchaser or such persons may reasonably request; provided, however, that (x) this provision shall not require the Company to permit any access, or to disclose any information that would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality, (ii) the disclosure of classified information or information subject to export embargoes or export licensing requirements would reasonably be expected to result in (iii) the loss of attorney-client privilege with respect to such information or (iv) the contravention of applicable Law, (y) the Company shall not be required to furnish or otherwise make available to Purchaser competitively sensitive information relating to areas of the Company Group’s businesses in which Purchaser or its Affiliates compete against the Company Group. All contacts of Purchaser and other persons with respect to the Company Group’s businesses, including contact with the Company Group’s employees, independent contractors, suppliers and customers, shall be coordinated through Cowen or any other person designated in writing by the Company to Purchaser.

(b) Consents. The Company will use commercially reasonable efforts, and upon the request of the Company, Purchaser shall use commercially reasonable efforts to cooperate with the Company, to obtain the consents, approvals or waivers to consummate the transactions contemplated hereby with respect to the Material Contracts requested by Purchaser and listed in Section 5.1(b) hereto; provided, however, that no party shall be required to pay any funds, commence or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection with the obligations described in this Section 5.1(b).

(c) Stockholder Consent or Approval. The Company shall, in accordance with the Company certificate of incorporation and the Company’s bylaws and the applicable requirements of the DGCL (including Sections 228 and 262 of the DGCL), (i) prepare an information statement accurately describing this Agreement, the Merger, the other transactions contemplated by this Agreement and the provisions of Section 262 of the DGCL, in each case in accordance with applicable Law (the “Information Statement”), (ii) solicit the written consents of the Stockholders for the adoption of this Agreement (the “Written Consent”) and (iii) cause a copy of the Information Statement to be delivered to the physical or electronic address on record for each Stockholder of the Company who is entitled to vote upon adoption of this Agreement and who has not previously delivered the Written Consent within five days following the execution of this Agreement or such other date as the parties may mutually agree. Without limiting the foregoing, the Company shall deliver to Purchaser the Written Consents executed by Stockholders who collectively constitute affirmative vote of the holders of Stock required to approve this Agreement and the Merger (the “Requisite Stockholder Vote”) no later than 24 hours following the time of execution and delivery of this Agreement. The Information Statement shall include the unanimous recommendation of the Board of Directors of the Company that such Stockholders vote their shares in favor of adoption of this Agreement, the approval of the Merger and the other transactions contemplated by this Agreement, and the Company shall give Purchaser a reasonable opportunity to review and comment on the Information Statement, to which the Company shall give due consideration; provided that any information regarding Purchaser and Merger Sub shall be subject to Purchaser’s reasonable approval.

(d) 280G Waivers and Cleansing Vote. The Company Group (i) shall use commercially reasonable efforts to secure from each person who is a “disqualified individual”, as defined in Section 280G of the Code, and who has a right to any payments or benefits or potential right to any payments or benefits in connection with the consummation of the Closing (whether alone or together with any other events) that could be deemed to constitute “parachute payments” under Section 280G of the Code, a waiver of such person’s rights to receive or retain any such payments or benefits (the “Waived 280G Benefits”), and (ii) shall submit for approval the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. The Company Group shall not pay any of the Waived 280G Benefits if such payment is not approved as contemplated above. If applicable, prior to the Closing Date, the Company Group shall deliver to Purchaser evidence satisfactory to Purchaser that stockholder approval was received in conformance with

Section 280G of the Code and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to the Waived 280G Benefits, and, consequently, the Waived 280G Benefits have not been and shall not be made or provided. Copies of the proposed final forms of Section 280G waivers and related stockholder voting, consent, and disclosure materials to be used in connection with the foregoing shall be provided to Purchaser at least three (3) Business Days in advance of the scheduled distribution to stockholders or the disqualified individuals for approval or signature, as applicable, for Purchaser’s review, comment, and approval.

(e) Ordinary Course. Except as otherwise contemplated by this Agreement or consented to in writing by Purchaser (which Purchaser agrees shall not be unreasonably withheld or delayed), the Company Group shall carry on its business in all material respects in the ordinary course of business, consistent with past practices, subject to all applicable Law.

(f) Negative Covenants. From the date hereof until the earlier of the Closing or the termination of this Agreement, the Company Group will not, without the prior written consent of Purchaser (including approval by electronic mail from one or more designees of Purchaser), not to be unreasonably withheld, delayed or conditioned, take any of the following actions, except as required by applicable law:

(i) adopt, establish, enter into, amend in any material respect or terminate any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement, except for: (y) amendments determined by the Company Group in good faith to be required to comply with applicable Law or the terms of such plans or agreements, or (z) if the foregoing will not result in any post-Closing expense to the Purchaser;

(ii) hire or engage the employment or engagement of any employee, consultant, Contingent Worker or individual independent contractor, except to fill non-executive vacant positions with such employee’s, consultant’s, Contingent Worker’s or individual independent contractor’s total anticipated annual compensation of not more than 120% of the employee, consultant, Contingent Worker, or independent contractor previously in such vacant positions;

(iii) increase the compensation or fringe benefits of, or grant any bonus to, or make or forgive any loan or extend any credit to any current employee, director or officer of any Group Company, provided that the Company may continue its normal periodic annual evaluation process and commit to grant increases in salary or hourly wage rates in the ordinary course of business consistent with past practices but in any event not to exceed 3% of annual base salaries of such employees in the aggregate or 8% of annual base salary for any such employee, with any such compensation increases not to take effect without the express written approval of Purchaser, provided, however, nothing in this Section 5.1(f) shall limit or prevent the Company or its Subsidiaries from (A) paying (or agreeing to pay) any amounts that are Transaction Expenses hereunder, (B) awarding bonuses or effecting any increases in compensation to Company Service Providers collectively in an aggregate amount not to exceed Seventy-Five Thousand Dollars ($75,000) or (C) awarding the bonuses set forth on Schedule 5.1(f)(iii), provided, further, that the foregoing clauses (A), (B) and (C) will not result in any additional post-Closing expense to the Purchaser, other than any salary or wage rate increases in accordance with clause (B);

(iv) grant any severance or termination pay to any current Company Service Provider that may be payable following the Closing and that is not a Transaction Expense (provided, that the Company Group may make severance or termination payments to employees in accordance with the terms of agreements between the Company Group and such employees in effect on the date of this Agreement or in the ordinary course of business);

(v) terminate the employment of any employee other than under circumstances constituting cause;

(vi) amend the Company certificate of incorporation or Company bylaws in a manner that adversely affects the Purchaser;

(vii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock in a manner that adversely affects the Purchaser;

(viii) issue any shares of Company capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities; provided, however, that the Company may issue shares of Stock in connection with the exercise of Company Options;

(ix) enter into or adopt any plan or agreement of complete or partial liquidation or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of indebtedness in bankruptcy or other similar Laws now or hereafter in effect;

(x) authorize or pay any non-cash dividends or make any distribution with respect to its outstanding shares of capital stock or ownership interests (whether in assets, stock or other securities of the Company), provided, however, that any dividends or distributions authorized or payable in cash shall be paid prior to Closing and shall not result in any post-Closing liabilities for Purchaser;

(xi) make any loan, advance or capital contribution to or investment in any Person other than any of the Company’s subsidiaries in the ordinary course of business and consistent with past practices;

(xii) incur any Indebtedness (other than borrowings under existing lines of credit, letters of credit or similar arrangements issued for the benefit of suppliers or manufacturers), or guarantee any such Indebtedness;

(xiii) make or enter into a commitment to make, any capital expenditures, capital additions or capital improvements, in each case that will not be paid for in full prior to Closing, other than in accordance with the budget for capital expenditures previously made available to Purchaser;

(xiv) knowingly waive (other than immaterial waivers in the ordinary course of business consistent with past practice) any material right of the Company under any Material Contract;

(xv) acquire or agree to acquire by merging with, or by purchasing the stock or substantially all of the assets of, or by any other manner, any business or any entity;

(xvi) other than in the ordinary course of business consistent with past practice to assign, sell, lease, license, mortgage or otherwise subject to any Lien, abandon, dedicate to the public, allow the expiration or lapse of, exchange or swap, transfer, convey or otherwise dispose of any properties, rights or assets of the Company, which are material to the Company;

(xvii) amend, modify, terminate or waive any material right under, or fail to exercise an option to renew, any Material Contract, other than in the ordinary course of business, or (ii) enter into any new contract that would be a Material Contract if entered into prior to the date hereof;

(xviii) make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes other than pursuant to customary extensions of the due date for the filing of a Company Tax return;

(xix) waive, release, assign, compromise, commence, settle or agree to settle any Action;

(xx) (i) recognize any labor organization as the collective representative of any of the employees, or enter into any collective bargaining agreement with any labor organization with respect to any such employees, except as required by applicable Law or (ii) conduct a plant closing, mass layoff or similar event that would reasonably be expected to require sixty (60) days’ advance notification to employees under the Worker Adjustment and Retraining Notification Act;

(xxi) make any material changes in its methods of accounting or accounting practices (including with respect to reserves), other than as required by GAAP;

(xxii) enter into any new line of business;

(xxiii) sell, transfer or otherwise dispose of any material asset or property, except for sales of inventory and transfers of cash in payment of the Company Group’s liabilities, all in the ordinary course of business, and except as permitted by this Agreement;

(xxiv) waive any material right other than in the ordinary course of business;

(xxv) (i) make any material change in its cash management process, (ii) conduct its billing and collection of receivables and inventory purchases other than in the ordinary course of business, (iii) make any material write down in the value of its assets (except in accordance with the Agreed Accounting Principles) or (iv) engage in any promotional sales or discount or other activity with customers that has the effect of accelerating pre-Closing period sales that would otherwise be expected to occur in post-Closing periods;

(xxvi) delay or postpone the repair and maintenance of its properties or the payment of accounts payable, accrued liabilities and liabilities other than in the ordinary course of business; or

(xxvii) agree or commit to take any of the actions described in clauses above in this Section 5.1(f).

(g) Exclusivity. From the date hereof until the earlier of the Closing or the termination of this Agreement, the Company Group and its respective officers, directors, employees and Affiliates will not, directly or indirectly (i) solicit or initiate any proposal relating to any Acquisition Proposal, (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person in connection with, any Acquisition Proposal or (iii) agree to or approve any Acquisition Proposal. The Company Group will immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties regarding the foregoing. As used herein, the term “Acquisition Proposal”

means any proposal or offer or indication of interest relating to a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the equity securities or assets of the Company Group. In addition to the obligations of the Company set forth above, from the date hereof until the earlier of the Closing or the termination of this Agreement, the Company shall promptly (and in all events within two Business Days) advise Purchaser orally and in writing, and decline: (i) any request to the Company for nonpublic information that the Company reasonably believes is likely to lead to an Acquisition Proposal, (ii) any Acquisition Proposal submitted to or communicated to the Company, or (iii) any inquiry directed to the Company with respect to or which the Company reasonably believes is likely to lead to any Acquisition Proposal, and the material terms and conditions of such request or inquiry other than the name of such potential counterparty to the Acquisition Proposal.

5.2. Purchaser’s Obligations. The following are Purchaser’s obligations prior to Closing:

(a) Confidentiality. Purchaser hereby agrees to comply with the obligations under that certain Mutual Non-Disclosure Agreement, dated June 9, 2021, by and between the Company and Purchaser (the “Confidentiality Agreement”), except that contacts with respect to the Company Group’s businesses shall be arranged in accordance with the last sentence of Section 5.1(a). Prior to the Closing, Purchaser shall not contact or otherwise communicate with any of the Company Group’s employees, independent contractors, suppliers or customers without the prior written approval of the Company.

(b) Warranty Policies. The Warranty Policies shall remain in full force and effect and the insurers thereunder shall not have made any material amendments or modifications thereto. Purchaser shall use commercially reasonable efforts to cause the Warranty Policies to provide that, in the event of any payment by the insurer in connection with the Warranty Policies, the insurer shall waive any subrogation rights it might have against the Stockholders and their respective Affiliates (except, and only to the extent, with respect to Fraud), and such anti-subrogation provisions contained in the Warranty Policies shall not be amended in any manner adverse to any of the foregoing without the prior written consent of the Stockholders’ Representative (such consent not to be unreasonably conditioned, withheld or delayed).

(c) Leased Premises. Purchaser shall execute such documents and furnish such information as may be required by the landlord of each Leased Premises in order to comply with any “deemed assignment” clauses in the lease agreements governing the Company’s Leased Premises.

5.3. Joint Obligations. The following shall apply with equal force to the Company and Purchaser prior to Closing:

(a) Consummate Transaction. Each of the Company and Purchaser shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby as soon as practicable.

(b) Breach. Neither the Company nor Purchaser shall intentionally perform any act which, if performed, or intentionally omit to perform any act which, if omitted to be performed, would prevent or excuse the performance of this Agreement by any party hereto or which would result in any representation or warranty herein contained of said party to be untrue in any material respect as if originally made on and as of the Closing Date.

(c) Government Approvals. Each of Purchaser and the Company agree to take any reasonable steps necessary to avoid or eliminate each and every impediment under any export control, antitrust, foreign investment, competition or trade regulation Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to expeditiously consummate the transactions contemplated by this Agreement no later than the Termination Date. Neither Purchaser nor any of its Subsidiaries or Affiliates shall be under any obligation to offer, negotiate, or accept (x) any divestiture, sale, holding separate, license, or other disposition of any assets, businesses, or operations, or (y) the imposition of any conditions, restraints, or other limitations or restrictions of any kind on the operation of any assets or businesses. Each of the Company and Purchaser shall give the other party prompt notice of the commencement or known threat of commencement of any proceeding by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, shall keep the other party informed as to the status of any such proceeding or threat, and in connection with any such proceeding, each of the Company or Purchaser will permit authorized representatives of the other party to be present at each meeting or conference relating to any such proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such proceeding; provided that, in each case, such participation or disclosure may be limited to outside counsel only; and provided, further, that materials so disclosed may be redacted reasonably to protect confidential information of either party

5.4. Termination of Company Options and Option Plan. Prior to the Effective Time, the Company shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Options pursuant to Section 2.18 of this Agreement and (ii) cause the Stock Option Plan to terminate at or prior to the Effective Time. The Company and the Board of Directors of the Company shall take all actions necessary to ensure that from and after the Effective Time neither the Purchaser nor the Surviving Corporation will be required to deliver any shares of capital stock to any Person pursuant to or in settlement of Company Options.

5.5. Termination of Company 401(k) Plan. The Company shall, or shall cause the applicable plan sponsor, at least one day prior to the Closing Date, to (i) cease contributions to, and adopt written resolutions (or take other necessary and appropriate action(s)) to terminate the SolAero Technologies Corp. 401(k) Plan (the “Company 401(k) Plan”) in compliance with its terms and the requirements of applicable Law and (ii) one hundred percent (100%) vest all participants under the Company 401(k) Plan, such termination, cessation of contributions and vesting to be effective no later than the day preceding the Closing Date (the “401(k) Termination Date”).

ARTICLE VI

CONDITIONS TO CLOSING

6.1. Conditions to the Company’s Obligations. The obligation of the Company to close the transactions contemplated hereby is subject to the fulfillment or waiver of each of the following conditions on or prior to the Closing Date:

(a) each of the representations and warranties of Purchaser and Merger Sub contained in this Agreement (read without regard to any materiality qualifiers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of an earlier date which need only be true and correct in all respects of such earlier date), except where the failure of such representations and warranties to be true and correct in all respects, in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby;

(b) Each of Purchaser and Merger Sub shall have performed in all material respects all covenants and agreements of Purchaser and Merger Sub required to be performed by Purchaser and Merger Sub, as applicable, under this Agreement at or prior to the Closing Date; provided, that Purchaser’s and Merger Sub’s payment obligations under this Agreement shall have been fully complied with and performed in all respects;

(c) no Action shall have been commenced, and not have been terminated, by any Governmental Authority on any grounds to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby; and

(d) Purchaser and Merger Sub shall have delivered to the Company each of the following:

(i) a certificate of each of Purchaser and Merger Sub, executed by a duly authorized officer thereof, dated as of the Closing Date, certifying that the conditions specified in Section 6.1(a) and Section 6.1(b) have been satisfied;

(ii) the Escrow Agreement, executed by Purchaser, Merger Sub and the Escrow Agent;

(iii) the Paying Agent Agreement, in the form attached hereto as Exhibit L, executed by Purchaser and the Paying Agent;

(iv) copies of the Warranty Policies, brought down and effective as of Closing; and

(v) a final copy of the D&O Policy and evidence that the premiums will be paid and the D&O Policy will be effective at the Closing.

Any agreement or document to be delivered to the Company pursuant to this Section 6.1, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to the Company.

6.2. Conditions to Purchaser’s and Merger Sub’s Obligations. The obligation of Purchaser and Merger Sub to close the transactions contemplated hereby is subject to the fulfillment (or waiver by Purchaser) of all of the following conditions on or prior to the Closing Date:

(a) the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations of the Company) (read without regard to any materiality qualifiers) shall be true and correct in all respects as of the date hereof and as of Closing Date as though made on and as of the Closing Date (other than such representations and warranties that are expressly made as of an earlier date which need only be true in all respects, as of such earlier date), except where the failure of such representations and warranties to be true and correct, in all respects, in the aggregate, would not result in a Material Adverse Effect and (ii) the Fundamental Representations of the Company contained in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, provided, however, that with respect to Section 4.8 (Taxes) as a Fundamental Representation of the Company, such Section 4.8 (Taxes) Fundamental Representation shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date;

(b) the Company shall have performed in all material respects all covenants and agreements of the Company required to be performed by the Company under this agreement at or prior to the Closing Date except where the failure to perform such covenants or agreements would not have a Material Adverse Effect;

(c) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and no Law shall have been enacted since the date of this Agreement that makes consummation of the Merger illegal;

(d) This Agreement shall have been duly adopted by the Requisite Stockholder Vote;

(e) Holders of no more than 10% of the outstanding shares of Stock as of the record date for the Written Consent, in the aggregate, shall have exercised or be entitled to exercise statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such shares of Stock.

(f) Purchaser shall have received the components of the Estimated Aggregate Closing Merger Consideration and Closing Payment Schedule from the Company.

(g) No Key Employee shall have rescinded his, her or its Non-Competition and Non-Solicitation Agreement or Key Employee Agreement.

(h) Stockholder Support Agreements representing 90% of the Company Stock shall have been duly executed and delivered by the holders thereof.

(i) No Material Adverse Effect shall have occurred.

(j) No Action shall have been commenced, and not have been terminated, by any Governmental Authority on any grounds to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby; and

(k) The Company shall have delivered to Purchaser and Merger Sub each of the following:

(i) a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, certifying that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(i) have been satisfied;

(ii) a copy of the certificate of incorporation of the Company and a copy of the charter document of each Subsidiary of the Company, each certified as of a recent date by the applicable Governmental Authority;

(iii) a certificate of good standing (or an equivalent certification in the applicable jurisdiction) of each member of the Company Group, issued as of a recent date by the applicable Governmental Authority;

(iv) a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, as to (A) the resolutions of the board of directors and the Stockholders of the Company authorizing the execution and performance of this Agreement and the transactions contemplated hereby, and (B) the incumbency and signatures of the officers of the Company executing this Agreement and any other agreement or certificate executed by the Company in connection with the Closing;

(v) written resignations of all directors of the Company, effective as of the Effective Time;

(vi) the Certificate of Merger, executed by the Company;

(vii) a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, as to (A) no amendments to the Certificate of Incorporation of the Company since the date specified in the Certificate of Incorporation delivered pursuant to Section 4.1(a), (B) the By-laws of the Company, respectively, in each case as amended, (C) no amendments to the charter documents of each Subsidiary of the Company since the date specified in such document delivered pursuant to Section 6.2(k)(ii), and (D) the By-laws, operating agreement, partnership agreement or other government document of such Subsidiary, as amended, for each such Subsidiary of the Company; and

(viii) an affidavit reasonably acceptable to the Purchaser, dated as of the Closing Date and executed on behalf of the Company and sworn under penalties of perjury, stating that no interest in the Company is a United States real property interest and in form and substance required under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), together with the appropriate notice to the IRS;

(ix) the Escrow Agreement, executed by Stockholder Representative;

(x) pay-off letters (the “Pay-Off Letters”) in a form reasonably satisfactory to Purchaser and Merger Sub, with respect to the pay-off amounts of the Company Indebtedness identified on Schedule 6.2(k) and all Liens and guarantees related to such Indebtedness shall either be terminated and released or the Pay-Off Letters shall specify they will be so terminated and released after satisfaction of the conditions specified therein (in a fashion that will not adversely impact the availability or material terms of the financing arrangements of Purchaser and Merger Sub with respect to the transactions contemplated hereby) and Purchaser and Merger Sub shall have received evidence of the foregoing reasonably satisfactory to it;

(xi) Written Consents from no less than ninety percent (90%) of holders of the Company’s outstanding Stock;

(xii) a certificate of the Company executed by a duly authorized officer of thereof, dated as of the Closing Date, certifying to the continued employment of (A) all the Key Employees, (B) at least half of the employees set forth on Schedule 6.2(k)(xii), and (C) no less than ninety percent (90%) of all Company non-Key Employees, provided that clause (C) may be satisfied through (i) backfill of a sufficient number of non-Key Employees that are sufficiently qualified to permit the Company Group to operate in the ordinary course or (ii) a statement that attrition below the specified threshold does not prohibit the Company from operating in the ordinary course of business;

(xiii) delivery of the third-party consents for the contracts set forth on Schedule 6.2(k)(xiii) in a form satisfactory to the Purchaser;

(xiv) [Reserved];

(xv) the resignations set forth on Schedule 6.2(k)(xv); and

(xvi) an electronic copy of the virtual data room data materials as maintained by or on behalf the Company.

Any agreement or document to be delivered to the Purchaser and Merger Sub pursuant to this Section 6.2, the form of which is not attached to this Agreement as an exhibit, shall be in form and substance reasonably satisfactory to Purchaser and Merger Sub.

ARTICLE VII

INDEMNIFICATION

7.1. Indemnification of Purchaser and Surviving Corporation. Subject to the other provisions of this Section 7.1, following the Closing, each Stockholder and Company Optionholder shall severally and not jointly in accordance with its Pro Rata Share indemnify, defend and hold harmless Purchaser, the Surviving Corporation, their Affiliates, and each of their respective officers, directors, employees, agents and other representatives and respective successors and permitted assigns (each a “Purchaser Indemnified Party”) in respect of any Damages actually suffered by a Purchaser Indemnified Party resulting from or arising out of:

(a) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

(b) [Reserved];

(c) any claim made by any Stockholder or holder of a Company Option arising from any inaccuracies in the calculations and determinations set forth on the Closing Payment Schedule (including any updated Closing Payment Schedule required to be delivered pursuant to the terms of this Agreement), including the determination and calculation of a Stockholder and holder of a Company Option’s Pro Rata Share, in each case, other than as a result of an action taken or a determination made by any Purchaser Indemnified Party that is not in accordance with the Closing Payment Schedule provided by the Stockholder Representative;

(d) any Closing Date Indebtedness or Closing Date Transaction Expenses, in each case only (i) to the extent not taken into account in the calculation of the Aggregate Closing Merger Consideration and Adjustment Amount, and (ii) discovered after the date the Final Closing Merger Consideration is determined; or

(e) all Pre-Closing Taxes.

7.2. Indemnification of Stockholders and Company Optionholders. Subject to the other provisions of this Section 7.2, following the Closing, Purchaser shall indemnify, defend and hold harmless the Stockholders and Company Optionholders in respect of any Damages actually suffered by the Stockholders and Company Optionholders resulting from or arising out of:

(a) any inaccuracy in or breach of any representation or warranty made by Purchaser or Merger Sub in this Agreement; or

(b) any breach by Purchaser or Merger Sub of any covenant or agreement contained in this Agreement.

7.3. Third-Party Claims. In the event any Indemnified Party becomes aware of a third-party claim (including any action or proceeding commenced or threatened to be commenced by any third-party) that such Person reasonably believes may result in an indemnification claim pursuant to Section 7.1 or Section 7.2, as applicable (any such claim, a “Third-Party Claim”), such Indemnified Party shall promptly notify the party against whom indemnity is sought (the “Indemnifying Party”) in writing of such Third-Party Claim (such notice, the “Claim Notice”); provided, however, that the failure to so notify the Indemnifying Party (which in the case of the Stockholders and Company Optionholders shall be the Stockholder Representative) will not relieve the Indemnifying Party from liability under this Agreement except to the extent, and only to the extent, that such failure materially prejudices the Indemnifying Party.

The Claim Notice shall be accompanied by copies of any documentation submitted by the third party making such Third-Party Claim and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third-Party Claim and the amount (if known) of the claimed Damages. Within 20 Business Days after receipt of any Claim Notice, the Indemnifying Party (which in the case of the Stockholders and the Company Optionholders shall be the Stockholder Representative) may, subject to the limitations set forth in this Section 8, by written notice to the Indemnified Party assume control of the defense of the Third-Party Claim referred to therein at the Indemnifying Party’s sole cost and expense (which in the case of the Stockholder Representative shall be on behalf of the Stockholders and Company Optionholders and subject to Section 2.6) with counsel reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim for equitable or injunctive relief, any Third-Party Claim containing criminal allegations or any claim pertaining to material Intellectual Property and, in such event the Indemnified Party shall have the right to defend any such Third-Party Claim. The Indemnifying Party will have the right to assume control of such defense of the Third-Party Claim only for so long as it conducts such defense with reasonable diligence. If the Indemnifying Party does not so assume control of the defense of such Third-Party Claim, the Indemnified Party shall control the defense of such Third-Party Claim. The party not controlling the defense of such Third-Party Claim (the “Non-Controlling Party”) may participate therein at its own expense; provided, however, that if the Stockholder Representative assumes control of the defense of such Third-Party Claim and the Stockholders, Company Optionholders and Purchaser have materially conflicting interests or different defenses available with respect to such Third-Party Claim that cause Purchaser to hire its own separate counsel with respect to such proceeding, the reasonable fees and expenses of counsel to Purchaser shall be considered “Damages” for purposes of this Agreement. The party controlling the defense of such Third-Party Claim (the “Controlling Party”) shall keep the Non-Controlling Party reasonably advised of the status of such Third-Party Claim and the defense thereof and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third-Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third-Party Claim. Notwithstanding anything to the contrary in this Agreement, neither Purchaser (or any other Purchaser Indemnified Party) nor the Stockholder Representative (on behalf of the Stockholders and Company Optionholders) shall agree to any material settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed. Once the Indemnity Escrow Amount has been depleted, Purchaser will, thereupon, automatically have the exclusive right to contest, defend, litigate and settle such Third-Party Claim and any and all other Third-Party Claims. A party’s consent to any settlement of a Third-Party Claim shall not be used as evidence of the truth of the allegations in any Third-Party Claim or the merits of such Third-Party Claim, in each case, vis a vis the third-party bringing such Third-Party Claim. Furthermore, the existence of any Third-Party Claim shall not create a presumption of any breach by a party to this Agreement of any of its representations, warranties or covenants set forth in this Agreement. The procedures in this Section shall not apply to any Tax Claim, which shall be governed solely by Section 8.3, or to the determination of the Adjustment Amount, which shall be governed solely by Section 2.10.

7.4. Indemnification Mechanics.

(a) In order to seek indemnification under this Section, the Indemnified Party shall deliver a written demand in good faith (an “Indemnification Demand”) to the Stockholder Representative (if the Indemnified Party is Purchaser or the Surviving Corporation) or Purchaser (if the Indemnified Party is a Stockholder or Company Optionholder) which contains (i) a description and the amount of any Damages (if reasonably determinable at such time) incurred or reasonably expected to be incurred (if reasonably determinable at such time) by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Section 7.1 or Section 7.2, as applicable, for such Damages and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Damages.

(b) Upon reasonable request, the Indemnified Party shall, in a manner so as to preserve attorney-client privilege, furnish the Stockholder Representative or Purchaser, as applicable, with any information to the extent that such information is reasonably necessary in order to evaluate the Indemnification Demand. If the Stockholder Representative or Purchaser, as applicable, in good faith objects to any claim made by the Indemnified Party in the Indemnification Demand, then the Stockholder Representative or Purchaser, as applicable, shall deliver a written notice (an “Indemnification Dispute Notice”) to the Indemnified Party and shall provide a copy of such Indemnification Dispute Notice to the Escrow Agent (if the Indemnity Escrow Fund has not ceased to exist and the Indemnified Party is Purchaser or the Surviving Corporation) within 30 days following receipt by the Stockholder Representative or Purchaser, as applicable, of an Indemnification Demand from such Indemnified Party. The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party in the Indemnification Demand. If the Stockholder Representative or Purchaser, as applicable, fails to deliver an Indemnification Dispute Notice prior to the expiration of such 30-day period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Indemnified Party’s favor for purposes of this Section, and the Indemnified Party shall be indemnified for the amount of the Damages stated in such Indemnification Demand (or, in the case of any notice in which the Damages (or any portion thereof) are estimated, the amount of such Damages (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Damages (or any portion thereof) are estimated, on such later date when the amount of such Damages (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Section.

If the Stockholder Representative or Purchaser, as applicable, delivers an Indemnification Dispute Notice, then the Indemnified Party and the Stockholder Representative or Purchaser, as applicable, shall attempt in good faith to resolve any such objections raised in such Indemnification Dispute Notice. If the Indemnified Party and the Stockholder Representative or Purchaser, as applicable, agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnified Party and the Stockholder Representative or Purchaser, as applicable, shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.

(c) If no such resolution can be reached during the 45-day period following the Indemnified Party’s receipt of an Indemnification Dispute Notice, then upon the expiration of such 45-day period (or such longer period as may be mutually agreed), either Stockholder Representative or Purchaser shall have the right to submit such dispute to a court of competent jurisdiction in accordance with Section 10.10.

(d) For the avoidance of doubt, all references to the Stockholder Representative as “Indemnifying Party” or similar references are solely in its capacity as the Stockholder Representative on behalf of the Stockholders and the Company Optionholders for purposes of notices, participation in claims and other administration and in no way obligate the Stockholder Representative to provide any indemnification or otherwise impose any liability on the Stockholder Representative.

7.5. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in this Agreement and the certificates of the Company delivered pursuant to this Agreement shall survive the Closing and remain in full force and effect until the twelve (12) month anniversary of the Closing Date; provided, however, that claims that involve Fraud shall survive until the date that is 60 days after the expiration of the applicable statute of limitations. All covenants and agreements of the parties contained in this Agreement which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms for the time period contemplated for performance, or, if no time period for performance is contemplated, until the twelve (12) month anniversary of the Closing Date (or, in the case of obligations to the Stockholder Representative Group pursuant to Section 2.6, such obligations shall survive indefinitely). All other covenants and agreements contained in this Agreement shall not survive the Closing and shall terminate upon the Closing. Notwithstanding the foregoing, with respect to any claim as to which an Indemnified Party shall have, on or prior to such date, delivered an Indemnification Demand, the indemnification obligations hereunder with respect to such claim, and the claim asserted in such Indemnification Demand, shall survive until such time as such claim is fully and finally resolved.

7.6. Sole and Exclusive Remedy; Limitations

(a) From and after the Closing, except (i) for the right to pursue specific performance pursuant to Section 10.14, (ii) any claim of Fraud asserted against the Person who committed such Fraud (but otherwise subject to the limitations of this Section) and (iii) pursuant to Section 2.10 (but otherwise subject to the limitations therein), the indemnification provisions of this Section shall constitute the sole and exclusive remedy of the Indemnified Parties for any and all Damages or other claims relating to or arising from this Agreement, including in any schedule or certificate delivered hereunder. In no event shall any Stockholder or Company Optionholder’s liability, other than for Fraud committed by such Stockholder or Company Optionholder (which may be made solely against the Person(s) who committed such Fraud), exceed the portion of the Final Closing Merger Consideration actually received by such Stockholder or Company Optionholder.

(b) The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the remedies with respect to this Agreement and the transactions contemplated hereby, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Stockholder or Company Optionholder hereunder.

(c) The sole and exclusive sources of recovery in respect of any indemnification claim made by any Purchaser Indemnified Party pursuant to Section 7.1(a), Section 7.1(d) and Section 7.1(e) (but otherwise subject to the limitations of this Section) shall be (i) first, the Indemnity Escrow Amount, and (ii) second, the Warranty Policies.

(d) Notwithstanding anything to the contrary contained in this Agreement, no Purchaser Indemnified Party shall be entitled to recover any Damages under Section 7.1(a) and Section 7.1(e) unless and until the aggregate Damages for which they would otherwise be entitled to indemnification under Section 7.1 exceed Four Hundred Thousand Dollars ($400,000) (the “Indemnity Deductible”); provided, that the Indemnity Deductible shall not apply to Section 7.1(c) and Section 7.1(d) or any Damages related to claims based on Fraud asserted against the Person who committed such Fraud.

(e) Nothing contained herein shall limit any Purchaser Indemnified Party’s rights under the Warranty Policies.

(f) No Purchaser Indemnified Party shall be entitled to make a claim under Section 7.1(c) and Section 7.1(d) until such Purchaser Indemnified Party has utilized all commercially reasonable best efforts to recover under the Warranty Policies (solely to the extent such Damages are recoverable thereunder) for the facts and circumstances of such claim, including, for the avoidance of doubt, asserting such claim as a claim under Section 7.1(a). Notwithstanding anything to the contrary herein, any indemnification owing from the Stockholders to a Purchaser Indemnified Party under Section 7.1(c) shall be several and not joint and each Stockholders’ indemnification obligation shall be limited to the excess Merger Consideration such Stockholder received as a result of the inaccuracy in the calculation or determination set forth on the Closing Payment Schedule. Any claim under Section 7.1(c) or Section 7.1(d) must be asserted prior to the one-year anniversary of the Closing Date.

7.7. Net Insurance Proceeds. Any indemnification obligations under this Section will be net of any insurance proceeds or any indemnity payment, contribution payments or reimbursements actually received by the Purchaser Indemnified Parties from a third party with respect thereto, net of documented associated expenses and costs of recovery.

7.8. Mitigation of Damages. The Indemnified Parties shall use commercially reasonable efforts to mitigate any Damages, which in the absence of mitigation might give rise to or increase Damages in respect of any claim under this Section.

7.9. Provisions. No indemnification will be available to the Purchaser Indemnified Parties in respect of any Damages to the extent the fact, matter, event or circumstance giving rise to the claim or on which it is based is expressly allowed, provided, accrued or reserved for in such amount in the Company Financial Statements or is expressly provided for or otherwise expressly taken into account in determining the Aggregate Closing Merger Consideration pursuant to Section 2.8 or any Adjustment Amount pursuant to Section 2.10.

7.10. Subrogation. If Purchaser, the Surviving Corporation or any Affiliate of Purchaser or the Surviving Corporation receives or becomes entitled to indemnification pursuant to this Section, the Stockholder Representative (on behalf of the Stockholders and Company Optionholders) shall be entitled to exercise and shall be subrogated to any rights and remedies (including rights of indemnity, rights of contribution and rights of recovery) that Purchaser, the Surviving Corporation or such Affiliate may have against any other Person with respect to any Damages, circumstance or matter to which such indemnification payment is directly or indirectly related. Purchaser and the Surviving Corporation shall take such actions as the Stockholder Representative may reasonably request for the purpose of enabling the Stockholder Representative (on behalf of the Stockholders and the Company Optionholders) to perfect or exercise all rights of subrogation hereunder.

7.11. Reserved.

7.12. Materiality Scrape. For purposes of Section 7.1(a), in determining whether there has been a breach of any representation or warranty, and for purposes of calculating any Damages pursuant to Section 7.1(a), all qualifications in a representation or warranty referencing the terms “material,” “materiality,” “Material Adverse Effect” or other terms of similar import or effect with respect to materiality shall be disregarded (other than, for the avoidance of doubt, any specific dollar amount thresholds), except for the definition of “Material Contract”.

7.13. No Circular Claims. Each Stockholder and Company Optionholder agrees that it shall not have, and hereby expressly waives and agrees not to exercise or assert, solely in its capacity as a Stockholder or Company Optionholder and not as an officer or director of the Company, any right of indemnification or contribution against the Surviving Corporation in connection with any Damages which the Stockholder or Company Optionholder are required to indemnify the Purchaser Indemnified Parties in accordance with this Agreement other than (i) any rights by virtue of his or her status as an officer, director, employee or consultant, including any rights to accrued compensation that remains unpaid as of the Closing or earned employee benefits that remain unpaid or unused accrued vacation as of the Closing and (ii) any claims for reimbursement for expenses incurred in the ordinary course.

7.14. Tax Treatment of Payments. The parties hereto agree to treat any payments made pursuant to this Section as adjustments to the Final Closing Merger Consideration for all Tax purposes to the maximum extent permitted by applicable Law.

ARTICLE VIII

POST-CLOSING AGREEMENTS

8.1. Access to Records. Purchaser shall cause the Company to provide reasonable access to the books and records of the Company Group to Stockholder Representative and its designees and representatives, for reasonable business purposes at all reasonable times during normal business hours, for a six (6) year period after the Closing Date, to the extent relating to the business of the Company Group prior to the Closing Date, as reasonably required by Stockholder Representative. As used in this Section 8.1, the right of access includes the right to make extracts or copies.

8.2. Officers and Directors Liability.

(a) From and after the Closing Date until the sixth anniversary of the Closing Date, Company shall, and Purchaser shall cause the Company to: (i) honor all exculpation, advancement and indemnity obligations to present or former officers, directors, managers of the Company or any of its Subsidiaries (“D&O Indemnified Persons”) by reason of any act or omission occurring on or prior to the Closing Date (including any such acts or omissions which arise out of or relate to the transactions contemplated by this Agreement), whether asserted or commenced prior to, on or after the Closing Date (each, a “D&O Claim”), to the full extent required or permitted by, and in accordance with, the express provisions as in effect on the date hereof of Article Sixth of the Company’s Certificate of Incorporation, Article VI of its Bylaws, under the indemnification agreements set forth on Schedule 8.2(a) between a member of the Company Group and an Indemnified Person regarding such Indemnified Person’s indemnification rights, or as required by applicable Law, with respect to the indemnification of an Indemnified Person (the “Indemnification Provisions”) ; (ii) advance expenses to the D&O Indemnified Persons in connection with each D&O Claim to the full extent required or permitted by the Indemnification Provisions; and (iii) honor the Indemnification Provisions as contract rights in favor of the D&O Indemnified Persons, with respect to any D&O Claim.

(b) All rights to exculpation and indemnification for acts or omissions occurring prior to the Closing Date now existing in favor of the D&O Indemnified Persons as provided in the Company’s organizational documents on the date hereof shall be maintained in such documents and shall survive the Closing and shall continue in full force and effect in accordance with their terms for a period of six years following the Closing Date.

(c) The Company will (at its sole cost and expense) obtain a bound and non-cancellable prepaid insurance policy (the “D&O Policy”) under terms equal or better to the Company’s current directors and officers liability insurance package policy that provides coverage for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the Closing.

(d) The provisions of this Section 8.2 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons, their heirs and their personal representatives and shall be binding on all successors and permitted assigns of the Company and Purchaser. Purchaser shall cause the surviving or resulting entity of any merger, consolidation or similar transaction involving any member of the Company Group to assume the obligations imposed by this Section 8.2.

8.3. Tax Matters.

(a) [Reserved].

(b) [Reserved].

(c) Cooperation. The Purchaser shall and shall cause the Surviving Corporation and the Subsidiaries to retain all books and records with respect to Tax matters pertinent to the Company Group relating to the Pre-Closing Tax Period until the expiration of the applicable statute of limitations (and, to the extent notified by the Purchaser or the Stockholder Representative, any extension thereof) for the respective taxable periods. The Stockholder Representative, at the request of Purchaser, shall (i) assist the Purchaser, the Surviving Corporation and the Subsidiaries in preparing any Tax Returns and conducting any Tax audit, claim, investigation or other proceeding and (ii) retain all books and records in its possession with respect to Tax matters pertinent to the Company Group relating to the Pre-Closing Tax Period until the expiration of the applicable statute of limitations (and, to the extent notified by the Purchaser or the Stockholder Representative, any extension thereof). Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative shall have no obligation to prepare or file any Tax Returns.

(d) Allocation of Taxes. In the case of any Taxes relating to a Tax period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of such Tax which relates to the Pre-Closing Tax Period shall (i) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax based upon or related to income, gains or receipts be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Closing Date.

(e) Tax Return Preparation. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company Group for the Pre-Closing Tax Period and Straddle Period that are required to be filed after the Closing Date. All Returns filed by the Purchaser after the Closing Date will be prepared in a manner consistent with the past practice and custom of the Company Group to the extent consistent with applicable Law. The Purchaser shall permit the Stockholders Representative to review and comment on each income and other material Tax Return relating to or including a Pre-Closing Tax Period prior to filing and shall consider in good faith any requested revisions.

(f) Tax Contests. After the Closing Date, the Purchaser, the Surviving Corporation and the Stockholder Representative, respectively, shall inform the other party in writing of the commencement of any claim, audit, investigation, examination, or other proceeding or self-assessment relating in whole or in part to Taxes for a Pre-Closing Tax Period (“Tax Contest”) for which the Purchaser may be entitled to indemnity from the Stockholders and Company Optionholders. After the Closing Date, the Purchaser shall have the exclusive right to represent the interests of the Company Group in any and all Tax Contests; provided, however, that the Stockholder Representative shall have the right to participate in any such Tax Contest and to employ counsel at its own expense (on behalf of the Stockholders and the Company Optionholders) of its choice (which counsel shall be reasonably acceptable to the Purchaser) for purposes of such participation to the extent that any such Tax Contest could reasonably be expected to result in a Tax indemnification liability of the Stockholders and the Company Optionholders pursuant to this Agreement. In the event that the Purchaser proposes to compromise or settle any Tax Contest, or consent or agree to any Tax liability, relating to the Company Group that would result in an indemnity payment by the Stockholders and the Company Optionholders, the Stockholder Representative shall have the right to review such proposed compromise, settlement, consent or agreement. The Purchaser shall not agree or consent to compromise or settle any Tax Contest on a basis that would result in a Tax liability of the Company Group for a Pre-Closing Tax Period or liability of the Stockholders and the Company Optionholders for indemnification unless the Stockholder Representative consents to such settlement, compromise or concession, which consent will not be unreasonably withheld, conditioned or delayed.

(g) Tax Agreements. All Tax-sharing agreements or similar contracts with respect to or involving any member of the Company Group and any other person shall be terminated as of the Closing Date and, after the Closing Date, no member of the Company Group shall not be bound thereby or have any liability thereunder.

(h) Other Tax Matters.

(i) To the extent applicable under the Tax Law in respect of this transaction, the Parties shall treat any gains, income, deductions, losses, or other items realized by the Company Group for income Tax purposes with respect to any transaction outside the ordinary course of business engaged in by the Company Group on the Closing Date, which occurs after the Closing or at the direction of the Purchaser, as occurring on the day immediately following the Closing Date and to utilize the “next day rule” in Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) (or any similar provision of state, local, or non-U.S. Law) for purposes of reporting such items on applicable Tax Returns.

(ii) Until such time as the Indemnity Escrow Amount is exhausted or released to Stockholders and the Company Optionholders, Purchaser shall not take any action that constitutes a Stockholder Tax Matter without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed, except as required by applicable law.

8.4. Employee Matters.

(a) For at least one (1) year following the Closing Date, Purchaser shall, or shall cause its Affiliates to, provide to the employees of the Company Group, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence, who continues to be employed by Purchaser or its Affiliates as of the Closing (“Company Employees”) with (i) as to each Company Employee at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Company Employee immediately prior to the Closing, (ii) target annual cash performance bonus opportunities (but not equity-based incentive opportunities) that are not materially less than the target annual cash performance bonus opportunities in effect with respect to Company Employees in the aggregate immediately prior to the Closing, and (iii) other employee benefits that are substantially comparable in the aggregate to either (A) those provided to Company Employees immediately prior to the Closing, or (B) those provided by Purchaser to similarly situated Purchaser employees, as elected by Purchaser in its discretion. In the event the compensation and benefits described in the foregoing clauses (i), (ii) and (iii) materially differs on the Closing Date from the compensation and benefits described in Schedule 4.13(a) Schedule 4.14(c), the Company will deliver a list of such differences to the Purchaser on the date that is three (3) Business Days prior to the Closing.

(b) Following the Closing Date, Purchaser shall, or shall cause its Affiliates to, honor all vacation, sick pay and other paid time off for Company Employees accrued but unused as of the Closing Date which will be set forth on a Schedule 8.4(b) to be delivered on the date that is three (3) Business Days prior to the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date.

(c) Periods of employment with the Company Group and any of its predecessors and Affiliates shall be taken into account for purposes of determining eligibility, vesting, and for purposes of vacation or paid time off level of benefits for each Company Employee under all broad-based employee benefit plans, programs, policies or arrangements of Purchaser or its Affiliates in which such Company

Employee is eligible to participate on or following the Closing Date excluding any Purchaser equity incentive, defined benefit pension, retiree health, change in control, severance and similar programs (each, a “Purchaser Benefit Plan”), in each case, to the same extent such service was recognized under a comparable Benefit Plan in which such Company Employee participated immediately prior to the Closing Date; provided, however, that no such crediting of service shall result in duplication of benefits for the same period of service.

(d) With respect to each Purchaser Benefit Plan that is a group welfare plan which replaces coverage under a comparable Benefit Plan in which any Continuing Employee participated immediately prior to the Closing Date, Purchaser shall, or shall cause its Affiliates to use commercially reasonable efforts to (i) waive all preexisting condition exclusions, evidence of insurability or good health, waiting periods, actively-at-work exclusions or other limitations with respect to participation and coverage requirements applicable to each Company Employee to the extent waived or satisfied under the comparable Benefit Plan in which such Company Employee participated immediately prior to the Closing Date, and (ii) credit each Company Employee for any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Company Employee (and his or her covered spouses, dependents or beneficiaries) under the terms of the Benefit Plan during the calendar year in which such amount was paid or incurred, toward satisfying any applicable deductible, co-payment, coinsurance, maximum out-of-pocket requirements under the applicable Purchaser Benefit Plan that replaces such Benefit Plan for the plan year in which the Closing Date occurs provided that the Company shall have provided information to Purchaser regarding such eligible expenses to enable it to satisfy its obligations under this Section.

(e) Nothing contained in this Section or any other provision of this Agreement, expressed or implied, shall give any third person, other than the parties to this Agreement, any rights or remedies of any nature whatsoever, including but not limited to any right to continued employment or service with the Company Group or Purchaser or any of its Affiliates, under or by reason of this Section 8.4(e) and no provision of this Section 8.4(e) shall create any third party beneficiary rights in any other person, including any current or former Company Service Provider, to enforce the provisions of this Section 8.4(e) or any other matter related thereto or shall be construed to amend or modify any Benefit Plan or any employee benefit plan, program, policy or arrangement sponsored by Purchaser or its Affiliates.

8.5. Warranty Policies. During the term of the Warranty Policies, neither Purchaser nor any of its Affiliates or representatives shall cancel, modify or waive the anti-subrogation provisions contained in the Warranty Policies (or any rights thereunder) if such cancellation, modification or waiver would reasonably be expected to materially and adversely affect the Stockholder Representative or the Stockholders (which by way of example shall include, allowing any amendment, termination, cancellation or revocation that requires the insurer thereunder to subrogate or otherwise make or bring any action or proceeding against the Stockholder Representative or the Stockholders based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement (other than in the event of Fraud) or that could otherwise increase the liability of any Stockholder). Promptly following the Closing and pursuant to the conditional binder issued in connection with the Warranty Policy, the Company shall, or shall cause, an electronic copy of the virtual data room data materials as maintained by or on behalf the Company to be delivered to the insurer or claims representative as required pursuant to the terms of the conditional binder issued in accordance with the Warranty Policy.

8.6. No Recourse Against Nonparty Affiliates. Notwithstanding anything to the contrary contained herein, (a) all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, any other documents or agreements entered into in connection with the transactions contemplated by the Agreement, or the negotiation, execution, or performance of this Agreement or any other documents or agreements entered into in connection with the transactions contemplated by the Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other documents or agreements entered into in connection with the transactions contemplated by the Agreement), may be made only against (and are those solely of) the Persons that are expressly named as parties thereto, the Stockholders and the Company Optionholders (and then only with respect to their specific respective obligations set forth herein or therein with respect to such party, Stockholder or Company Optionholder, as applicable) (the “Named Parties”) and (b) no Person other than the Named Parties, including any Affiliate or any director, officer, employee, incorporator, member, partner, manager, stockholder, agent, attorney, or representative of, or any financial advisor or lender to, any Named Party or any of its Affiliates, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, or any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or any other documents or agreements entered into in connection with the transactions contemplated by the Agreement or the transactions contemplated hereby or thereby or based on, in respect of, or by reason of this Agreement or any other document or agreement entered into in connection with the transactions contemplated by the Agreement or its negotiation, execution, performance, or breach or the transactions contemplated hereby or thereby. Nothing in this Section 8.6 shall serve to limit or reduce in any manner any claim for actual fraud as defined under the common Law of Delaware by such person with respect to the making of the representations and warranties in this Agreement or any other document or agreement entered into in connection with the transactions contemplated by this Agreement.

8.7. Further Assurances. As and when required by any party hereto, each party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to effectuate the Merger, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby, including, for the avoidance of doubt, the Company providing reasonable assistance as requested by the Purchaser in obtaining the Warranty Policies.

ARTICLE IX

TERMINATION

9.1. Right to Terminate. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Purchaser, Merger Sub, the Company and the Stockholder Representative;

(b) by Purchaser or Merger Sub in the event of any breach by the Company of any of the Company’s covenants, representations and warranties contained in this Agreement which has resulted in (i) a Material Adverse Effect or (ii) a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; provided, however, that neither Purchaser nor Merger Sub may terminate this Agreement pursuant to this Section 9.1(b) if such breach is curable by the Company through the exercise of commercially reasonable efforts and the Company continues to exercise commercially reasonable efforts to cure such breach by not later than the Termination Date;

(c) by the Company in the event of any breach by Purchaser or Merger Sub of any of Purchaser’s or Merger Sub’s covenants, representations and warranties contained in this Agreement which has resulted in a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby; provided, however, that the Company and Stockholder Representative may not terminate this Agreement pursuant to this Section 9.1(c) if such breach is curable by Purchaser or Merger Sub, as applicable, through the exercise of commercially reasonable efforts and Purchaser or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach by no later than the Termination Date;

(d) by prompt notice, given in accordance with Section 10.2, by either Purchaser and Merger Sub or the Company if the Closing shall not have occurred at or before 11:59 p.m. on February 14, 2022 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or prior to the aforesaid date;

(e) By Purchaser, if the Company shall not have obtained and delivered to Purchaser the Requisite Stockholder Vote within 24 hours following the time of execution and delivery of this Agreement; or

(f) by Purchaser, Merger Sub, the Company or Stockholder Representative if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

9.2. Certain Effects of Termination.

(a) In the event of the termination of this Agreement by the Company, Stockholder Representative, Merger Sub or Purchaser as provided in Section 9.1:

(i) subject to Section 9.2(b), the provisions of this Agreement shall immediately become void and of no further force or effect;

(ii) each party hereto, if so requested by another party hereto, will return promptly every document furnished to it by such other party (or any subsidiary, division, associate or Affiliate of such other party) in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return such documents and any copies thereof any of them may have made;

(iii) the Confidentiality Agreement shall remain in effect; and

(iv) there shall be no liability on the part of Purchaser, on the one hand, or the Company, on the other, as between one another, except to the extent provided in Section 9.4.

(b) This Section 9.2, Sections 9.3, 9.4 and 10.1 through 10.17 shall survive any termination of this Agreement.

9.3. Remedies. Notwithstanding any termination right granted in Section 9.1, in the event of the non-fulfillment of any condition to the closing obligations of a party hereto, in the alternative, such party may elect to do one of the following:

(a) proceed to close (including a closing following exercise of specific performance rights under Section 9.3(c)) despite the non-fulfillment of any closing condition, it being understood that consummation of the Closing shall waive any breach of any representation, warranty or covenant and of such party’s rights and remedies with respect thereto to the extent that such party has actual knowledge of such breach and the Closing shall nonetheless occur;

(b) decline to close, terminate this Agreement as provided in Section 9.1 and may also elect to seek damages to the extent permitted in Section 9.4; or

(c) seek specific performance of the obligations of another party hereto. Each party hereto hereby agrees that in the event of any breach by such party of this Agreement, the remedies available to the other parties hereto at law would be inadequate and that such party’s obligations under this Agreement may be specifically enforced.

9.4. Limitation on Claims. If this Agreement is terminated pursuant to Section 9.1, no party hereto shall have any claim against the other parties hereto, except for knowing or willful material breaches of any representations, warranties or covenants contained in this Agreement (including the failure of a party to consummate the transactions contemplated by this Agreement following the satisfaction of all the conditions to such party’s obligations under Article VI) prior to the time of such termination, which breach is the basis for the termination of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1. Publicity.

(a) No press releases or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued or made by any party hereto without the prior agreement of the Company and Purchaser, except as otherwise required by Law (in the reasonable opinion of counsel), in which case Purchaser and the Company shall have the right to review such press release or announcement prior to its issuance, distribution or publication. Except as otherwise required by Law (in the reasonable opinion of counsel), no such press releases or public announcement shall state the amount of any consideration payable hereunder. Notwithstanding anything herein to the contrary, no such press releases or other public announcement shall identify any Stockholder or its Affiliates by name without the prior written consent of such Stockholder.

(b) Notwithstanding Section 10.1(a), following the Closing, the Stockholder Representative and each Stockholder may (i) make a public announcement regarding the consummation of the transactions contemplated by this Agreement (without disclosure of the Aggregate Closing Merger Consideration) and (ii) provide full disclosure of the consummation of the transactions contemplated by this Agreement (as well as the material terms hereof) to any current or prospective investors or lenders to the Company or any of its Affiliates.

10.2. Notices. All notices, demands and other communications to be given hereunder shall be in writing and shall be deemed to have been given (a) on the date delivered by hand to the address below, (b) on the date transmitted via email to the email address set out below if the sender within two (2) Business Days thereof also sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below:

If to the Company:

SolAero Holdings, Inc.

10420 Research Road SE

Albuquerque, NM 87123

Attention: Chief Executive Officer and Chief Financial Officer

Email: Brad_Clevenger@solaerotech.com and Jeff_Lassiter@solaerotech.com with a copy (which shall not constitute notice):

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Shaun Snitman

Email: shaun.snitman@blankrome.com

If to the Stockholder Representative:

Fortis Advisors LLC

Attention: Notices Department (Project Supernova)

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

with a copy (which shall not constitute notice):

Blank Rome LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: Shaun Snitman

Email: shaun.snitman@blankrome.com

If to Purchaser, Merger Sub or the Surviving Corporation (after Closing):

Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, California 90808

Attention: General Counsel

Email: legal@rocketlabusa.com

with a copy (which shall not constitute notice):

DLA Piper (US) LLP

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Attention: Michael Brown

E-mail: Michael.Brown@us.dlapiper.com

and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 10.2.

10.3. Expenses. Except as otherwise provided in this Agreement, each party hereto shall bear all fees and expenses incurred by such party in connection with, relating to or arising out of the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including financial advisors’, attorneys’, accountants’ and other professional fees and expenses. All Warranty Policies’ Insurance Premiums due under the Warranty Policies shall be treated as provided in the definition of Transaction Expenses.

10.4. Entire Agreement. This Agreement, the instruments to be delivered by the parties pursuant to the provisions hereof, and the Confidentiality Agreement constitute the entire agreement among the parties hereto and supersede any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way. Purchaser acknowledges that it has conducted an independent investigation of the financial condition, assets, liabilities, properties and projected operations of the Company Group in making its determination as to the propriety of the transactions contemplated by this Agreement, and in entering into this Agreement, has relied solely on the results of said investigation and on the representations and warranties of the Company expressly contained in this Agreement.

10.5. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by the Company without the prior written consent of Purchaser, or by Purchaser and Merger Sub without the prior written consent of Seller, in each case not to be unreasonably withheld, delayed or conditioned by such party, and any attempted assignment without such consent shall be void and of no force and effect; provided, however, that (a) Purchaser and Merger Sub (i) may assign any of their rights or delegate any of their duties under this Agreement to any Affiliate; and (ii) may assign its rights, but not its obligations, under this Agreement to any lender to Purchaser, Merger Sub or any of their Affiliates as security for obligations to such lender in respect of the financing arrangements entered into in connection with the transactions contemplated hereby; provided, further, that no assignment to any such Affiliate or lender shall in any way affect Purchaser’s or Merger Sub’s obligations or liabilities under this Agreement, and (b) after the Closing, Stockholder Representative may assign this Agreement to any of its owners or successors by operation of Law; provided, that no such assignment shall in any way affect the Company’s obligations or liabilities under this Agreement.

10.6. Schedules and Exhibits. The Schedules and Exhibits (including the Disclosure Schedules) referenced in this Agreement constitute an integral part of this Agreement as if fully rewritten herein and shall be considered incorporated herein. The information and disclosures set forth on any particular schedule of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference with respect to all other schedules of the Disclosure Schedules to the extent that the applicability of such information and disclosures to such other schedules is reasonably apparent. The inclusion of any information or disclosure in the Disclosure Schedules shall not be deemed an admission that such information or disclosure is material for the purposes of this Agreement. Where the representations and warranties in this Agreement contain specific dollar threshold items, disclosures listed in response thereto may include items that are below such dollar thresholds. Such additional matters are set forth for informational purposes only. The inclusion of any information or disclosure in the Disclosure Schedules relating to any possible breach or violation of any contract or Law will not be construed as an admission or indication that any such breach or violation exists or has actually occurred. No reference in the Disclosure Schedules to any agreement or document shall be construed as an admission or indication by any party to this Agreement to any third party of any matter whatsoever, including that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document, except as otherwise explicitly set forth in the Disclosure Schedules or this Agreement.

10.7. Amendment; Waiver. This Agreement shall not be modified or amended except pursuant to an instrument in writing duly executed by an authorized representative on behalf of Purchaser, Merger Sub, Stockholder Representative and the Company. In addition, any failure of a party hereto to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing and duly executed by an authorized representative of the waiving party. The failure in any one or more instances of a party hereto to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred.

10.8. Counterparts and Electronic Signatures. This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. A facsimile or other copy of a signature, including execution and delivery of the Agreement by electronic exchange bearing the copies of the signature of a party hereto, shall be deemed an original for purposes of this Agreement.

10.9. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction so as to best give effect to the intent of the parties hereto under this Agreement.

10.10. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the choice-of-laws or conflicts-of-laws provisions thereof.

10.11. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, shall confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including third party beneficiary rights, except that the Officers shall be third party beneficiaries of Section 8.2.

10.12. WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, SUIT, ACTION OR CAUSE OF ACTION, INQUIRY, PROCEEDING OR INVESTIGATION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 10.12 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT.    ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.12 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.13. Consent to Jurisdiction. The parties to this Agreement submit to the exclusive jurisdiction of Delaware Chancery Court, any other state court in the State of Delaware, and the United States District Court for the District of Delaware (and the appropriate appellate courts), in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith, and by this Agreement, waive, and agree not to assert, any defense in any Action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such Action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the Action is brought in an inconvenient forum, or that the venue of the Action is improper. Each party hereto waives personal service of any and all process upon it, and consents that all services of process be made by registered or certified mail, return receipt requested, directed to it at its address as set forth in Section 10.2, and service so made shall be treated as completed when received. Nothing in this Section 10.13 shall affect the right of the parties hereto to serve legal process in any other manner permitted by Law.

10.14. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by a party in accordance with their specific terms or were otherwise breached by a party hereto. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by another party hereto and to enforce specifically the terms and provisions hereof against another party hereto in any court having jurisdiction, this being in addition to any other remedy to which a party hereto is entitled at law or in equity.

10.15. Interpretation. Unless the context indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The term “person” shall be construed broadly to include any individual, any type of business entity (including a corporation, joint-stock company, partnership, limited liability company, joint venture, association or unincorporated association), any other type of legal entity (including a trust), or any other entity or organization, but shall not include any Governmental Authority. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation” or “but not limited to.” The terms “herein,” “hereunder,” “hereby,” “herewith” and “hereof” and words of like import, unless otherwise stated, refer to this entire Agreement as a whole (including any schedules and exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, Schedules and Exhibit references are to the Articles, Sections, Schedules and Exhibits of this Agreement unless otherwise specified. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The term “pending” shall mean pending (but shall not be construed as referring to any Action against any member of the Company Group that has been filed but not yet served on such member of the Company Group), and “threatened” means threatened (and shall be construed as referring, without limitation, to any Action against any member of the Company Group that has been filed but not yet served on such member of the Company Group). The words describing the singular number will include the plural and vice versa. The phrase “made available” in this Agreement will mean that the information referred to has been made available if requested by the party to whom such information is to be made available and such requested information shall be deemed to have been “made available” if such information has been posted to an electronic datasite that is accessible by such requesting party or a representative thereof or such requested information has been emailed or otherwise sent to such requesting party or representative or such requesting party or representative otherwise has knowledge of how to obtain access to such requested information. “Business Day” means any day other than a Saturday, Sunday or a national holiday or a day on which commercial banks in New York City are authorized to close.

All references to “dollars” or “$” will be deemed references to the lawful money of the United States of America. The word “or” shall not be exclusive. Unless the context otherwise requires, references herein: (a) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (b) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

10.16. Headings. The headings contained in this Agreement are for convenience of reference only, do not themselves form a part of this Agreement and shall not affect the meaning or interpretation of this Agreement.

10.17. Waiver of Conflicts; Attorney-Client Communications.

(a) Recognizing that Blank Rome LLP has acted as legal counsel to the Company, and that certain Stockholders, officers, directors, employees or other Affiliates of the Company may engage Blank Rome LLP to act as legal counsel to such Stockholders, officers, directors, employees or other Affiliates of the Company after the Closing, Purchaser consents to, waives, and will not assert, and agrees to cause the Surviving Corporation to consent to, waive, and to not assert any present, past or future actual or potential conflict of interest that may arise in connection with (i) Blank Rome LLP representing any or all of the Stockholders, officers, directors, employees or other Affiliates of the Company prior to or after the Closing and (ii) the communication by Blank Rome LLP to the Stockholders, officers, directors, employees or other Affiliates of the Company, in any such representation, of any fact known to Blank Rome LLP, including attorney-client communications, including with respect to clauses (i) and (ii) in connection with any negotiation, arbitration, mediation, litigation or other Action in any way related to a dispute with Purchaser or the Company or any other person following the Closing, and the disclosure of any such fact in connection with any process undertaken for the resolution of such dispute.

(b) Purchaser, for itself, its Affiliates (including the Surviving Corporation) and any other Purchaser Indemnitee, irrevocably acknowledges and agrees as follows: (i) all communications of any nature at any time (and all records of such communications) between any or all of the Stockholder Representative, the Stockholders and the Company (prior to Closing), any officer, director, employee, or agent of the Company, and their respective Affiliates, any of the Company’s brokers, financial advisors, attorneys, accountants and other advisors, including Blank Rome LLP and their respective partners and employees, and all work product of Blank Rome LLP with respect to, relating to, or in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement or any other transaction document, the transactions or any acquisition proposal, and all matters related to any of the foregoing (individually and collectively “Attorney-Client Communications”) shall at all times be subject to the attorney-client privilege or attorney work-product doctrine, as applicable, solely in favor of and held by the Stockholders, and shall be deemed to be confidential and proprietary information solely of the Stockholders; (ii) such privilege or doctrine shall be held solely by, and may be waived only by, Stockholder Representative and its respective representatives, successors and assigns, and not by the Surviving Corporation, Purchaser or any other Purchaser Indemnitee, or their Affiliates, successor or assigns; (iii) all Attorney-Client Communications, and all records, and copies or extracts of records, of or maintained by the Company of or relating to Attorney-Client Communications in any form, including hard copy or in digital or electronic media, and all rights, privileges and interests therein shall be (and hereby are) irrevocably and completely assigned, transferred and delivered by the Company to Stockholder Representative immediately prior to Closing, may be removed by Stockholder Representative from the Company’s possession, and the Company and the Purchaser Related Parties and their Affiliates, successors and assigns shall have no right or interest therein of any nature whatsoever including any access to or possession of such records or copies and any right to waive the attorney-client privilege or attorney work-product doctrine with respect to any Attorney-Client Communications and (iv) Blank Rome LLP shall not have any duty whatsoever to reveal or disclose any such Attorney-Client Communications or files to the Company or any other Purchaser Indemnitee by reason of any attorney-client relationship between Blank Rome LLP and the Company, the Purchaser Related Parties or otherwise.

(c) The Purchaser Related Parties acknowledge that they have had the opportunity to discuss and obtain adequate information concerning the significance and risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Section 10.17. This Section 10.17 is for the benefit of Stockholder Representative and the Stockholders. This Section 10.17 is irrevocable, and no term of this Section 10.17 may be amended, waived or modified, without the prior written consent of Stockholder Representative.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

COMPANY:

SOLAERO HOLDINGS, INC.

By:	/s/ Marvin Bradford Clevenger
Name:	Marvin Bradford Clevenger
Title:	President & CEO

STOCKHOLDER REPRESENTATIVE:

FORTIS ADVISORS LLC

By:	/s/ Richard Fink
Name:	Richard Fink
Title:	Managing Director

[Signature page to Agreement and Plan of Merger]

MERGER SUB:

SUPERNOVA ACQUISITION CORP.

By:	/s/ Peter Beck
Name:	Peter Beck
Title:	Chief Executive Officer

PURCHASER:

ROCKET LAB USA, INC.

By:	/s/ Peter Beck
Name:	Peter Beck
Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

Unless otherwise stated in this Agreement, the following terms when used herein shall have the meanings assigned to them below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Affiliate” means, with respect to a specified person, all persons Controlling, Controlled by or under common Control with the specified person.

“Agreed Accounting Principles” has the meaning set forth on Exhibit G.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136).

“Cash Equivalents” means, collectively, the aggregate consolidated amount of cash on hand and in banks, cash-equivalents and marketable securities, in each case as determined in accordance with the Agreed Accounting Principles (with regard to any purchase accounting adjustments arising out of the transactions contemplated hereby). For clarity, (i) with respect to bank overdrafts and outstanding checks, Cash Equivalents will not be reduced by the amounts thereof where the associated current liability is included in the computation of Closing Working Capital, but Cash Equivalents will be reduced by such amounts where the associated current liability is not included in such computation of Closing Working Capital, (ii) Cash Equivalents will not include amounts collected by the Company Group where the associated accounts receivable is included in the computation of Closing Working Capital, and (iii) Cash Equivalents will also include: (A) the aggregate amount of issued but uncleared checks or drafts written by the Company that have not been cleared and wires issued by the Company that have not posted, but will be reduced by such amounts where the associated current liability is not included in such computation of Closing Working Capital, and (B) any restricted cash balances, including any cash used as collateral to backstop letters of credit, guarantees or other obligations of the Company; (v) Cash Equivalents will include checks written to the Company received by the Company that have not been cleared and wires issued to the Company that have not been posted, in each case calculated in accordance with GAAP.

“Certificate of Merger” the Certificate of Merger in the form of Exhibit H attached hereto.

“Closing Working Capital” means (A) the consolidated current assets (excluding Cash Equivalents) of the Company Group, minus (B) the consolidated current liabilities (excluding any items constituting Indebtedness or Company Transaction Expenses) of the Company Group, each determined as of the close of business on the Closing Date in accordance with the Agreed Accounting Principles, and in each case excluding any current and deferred Income Tax assets and current and deferred Income Tax liabilities. Closing Working Capital shall be based exclusively on the facts and circumstances as they exist as of immediately preceding the Closing and shall exclude the effects of any event, act, change in circumstances or similar development arising or occurring thereafter.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Group” means the Company and its Subsidiaries.

“Company’s Knowledge” (and any similar phrase) means the actual knowledge as of the date hereof and as of the Closing Date with respect to the Company Group, of each of Marvin Bradford Clevenger, Jeffrey Lassiter, Navid Fatemi, Jerry Winton, Pravin Patel and John Klinger, in each case without giving effect to imputed or constructive knowledge.

“Company Options” means all outstanding options to purchase shares of Stock under the Stock Option Plan.

“Company Optionholder” means a holder of a Company Option immediately prior to the Closing.

“Company Service Provider” means any current or former employee, officer, director, consultant, independent contractor, or other service provider of or to the Company Group (or any spouse, domestic partner, dependent or beneficiary of any such individual).

“Control” means the power, direct or indirect, to direct or cause the direction of the management and policies of a person through voting securities, contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associate epidemics, pandemic or disease outbreaks.

“Damages” mean losses, costs, damages and expenses, including reasonable out-of-pocket attorneys’ fees and expenses and reasonable fees and expenses of other professionals and experts, that have been incurred or properly paid by an Indemnified Party; provided, however, that “Damages” shall not include any exemplary and punitive damages, (except to the extent paid or payable by an Indemnified Party to a third party in connection with a Third-Party Claim).

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, directives, claims, liens, proceedings or written notices of noncompliance or violation by any person alleging potential liability arising out of, based on or resulting from: (1) the presence or Release of any Hazardous Substance at any location, whether or not owned by the Company Group; or (2) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” means all applicable federal, state or local statutes, laws, rules, ordinances, codes, regulations, or binding judgments and orders, in each case relating to the environment or human health and safety in respect to exposure to Hazardous Substances, including laws and regulations relating to the generation, handling, transportation, treatment, storage, disposal, discharge, Release, threatened Release, control, or cleanup of any Hazardous Substances, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §6901, et. seq., the Clean Water Act, 33 U.S.C. §1251, et. seq., the Clean Air Act, 42 U.S.C. §7401, et. seq., the Safe Water Drinking Act, 14 U.S.C. §300f, et. seq., the Toxic Substances Control Act, 15 U.S.C. § 2601, et. seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §136 et. seq., the Occupational Safety and Health Act, 29 U.S.C. §651 et. seq, any applicable local environmental or similar laws, all regulations promulgated under any of the foregoing laws, and any state law equivalents to any of the foregoing.

“Environmental Permits” means all licenses, consents, authorizations, waivers, permits, registrations and approvals from a Governmental Authority required pursuant to Environmental Laws.

“Escrow Agreement” shall mean an escrow agreement in substantially the form attached to this Agreement as Exhibit C.

“Escrow Amount” shall have the meaning set forth in Section 2.9(a).

“Escrow Fund” shall mean the fund established pursuant to the Escrow Agreement, including the Adjustment Escrow Amount and the Indemnity Escrow Amount, and any earnings thereon.

“Fraud” means, as to a Person, actual fraud as defined under the common Law of Delaware by such person with respect to the making of the representations and warranties in this Agreement.

“Fully Diluted Number” means the number of shares of Stock outstanding immediately prior to the Effective Time if, immediately prior to the Effective Time, all Company Options, the holders or former holders of which are entitled to receive an Option Closing Payment or a payment pursuant to Section 2.17(a), were exercised or converted for Merger Shares in accordance with their terms.

“Fundamental Representations” means the representations and warranties of the Company contained in Section 4.1 (Organization; Authority; Enforceability), Section 4.4 (Capitalization; Subsidiaries and Affiliates), Section 4.3(a) (Conflicts), Section 4.8 (Taxes) and Section 4.23 (Brokers and Finders).

“GAAP” means United States generally acceptable accounting principles, consistently applied by the Company Group, in effect on the date hereof.

“Governmental Authority” means any foreign, domestic, federal, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, court arbitrator, tribunal or commission, or any subdivision, department or branch of any of the foregoing).

“Government Bid” means any pending quotation, bid, proposal or offer, solicited or unsolicited, made by any member of the Company Group prior to the Closing Date which, if accepted, could result in a Government Contract.

“Government Contract” means any Contract to which any member of the Company Group is or has been a party within the last three (3) years that is (a) a prime contract with any Governmental Authority or (b) a subcontract with a government prime contractor or higher tier subcontractor under a prime contract with any Governmental Authority. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Hazardous Substances” means any substances, pollutants, contaminants, materials, chemicals or wastes which are classified as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances” or “pollutants” under any Environmental Law, including any petroleum or refined petroleum products, radioactive materials, asbestos, asbestos-containing materials, polychlorinated biphenyls, radon gas, 1,4 dioxane and per- and polyfluoroalkyl substances (PFAS).

“HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication, the sum of the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement, including prepayment or change of control payments, penalties and other costs, fees and expenses payable in connection therewith, of the following items, each determined in accordance with the Agreed Accounting Principles: (A) all indebtedness for borrowed money (including the current portion thereof and any such indebtedness owed to any officers, directors, stockholders or employees of the Company), whether or not represented by bonds, debentures, notes or other securities, whether owing to banks, financial institutions or otherwise, (B) all guaranties and other obligations in respect of indebtedness for borrowed money of other persons and (C) any reimbursement obligation of the Company with respect to letters of credit

(including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company, (D) all indebtedness under derivatives, swap or exchange agreements, together with all prepayment premiums, penalties and accrued interest thereon, and in each such case all breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect to any of the foregoing, (E) all indebtedness or liabilities secured by any security interest on any property or assets of the Company, (F) all liabilities under securitization or receivables factoring arrangements or transactions, (G) all liabilities and obligations (including accrued interest) under a lease agreement that is required to be capitalized pursuant to GAAP, including any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any such leases, provided that all amounts paid or payable pursuant to the sale-leaseback of the Company’s facility shall not be deemed Indebtedness; (H) unpaid dividends and other amounts owed to the Company’s current or former equity holders, (I) any unpaid fee to any member of the Board of Directors of the Company outstanding as of the Closing, (J) any obligation of the type referred to in clauses (A) through (G) of another Person the payment of which the Company has guaranteed or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor, (K) any Tax liabilities deferred under the CARES Act, (L) all unpaid Income Taxes for any Pre-Closing Tax Period, which shall not be an amount less than zero and (M) any outstanding accounts payable that are more than 120 days past the applicable due date. Notwithstanding anything to the contrary, Indebtedness shall not include any items included in Transaction Expenses or consolidated current liabilities calculated in the Closing Working Capital.

“Indemnified Party” shall mean the Person entitled to indemnification under Section 2.9(a).

“IRS” means the United States Internal Revenue Service.

“Laws” means all federal, state, regional, provincial, local or foreign laws, including constitutions, statutes, ordinances, codes, rules and regulations.

“Liens” means any mortgages, indentures, liens, security interests or other encumbrances.

“Material Adverse Effect” means any event, occurrence, circumstance, development, change or fact that, when considered individually or in the aggregate, would have or would reasonably be expected to be materially adverse to (x) the condition (financial or otherwise), assets, liabilities, operations, results of operations or business of the Company Group, taken as a whole, or (y) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided that, for purposes of this Agreement, a Material Adverse Effect will not include any changes, events, circumstances, occurrences or developments resulting or arising from: (i) the general deterioration in the economy affecting the United States or any other geographic region in which the Company Group operates or the industries in which the Company Group operates (provided, that such change or deterioration does not affect the Company Group in a materially disproportional manner relative to other participants in the industries in which the Company Group operates); (ii) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index) (provided, that such change or deterioration does not affect the Company Group in a materially disproportional manner relative to other participants in the industries in which the Company Group operates); (iii) political or regulatory conditions in the United States or any other geographic region in which the Company Group operates (provided, that such conditions do not affect the Company Group in a materially disproportional manner relative to other participants in the industries in which the Company Group operates); (iv) changes in the industries in which the Company Group operates (provided, that such conditions do not affect the Company Group in a materially disproportional manner relative to other participants in such industries); (v) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated by this Agreement, including but not limited to (A) any litigation resulting therefrom and (B) any disruption in supplier, distributer, customer, partner or similar relationships; (vi) any matter set forth in the Disclosure Schedules attached hereto; (vii) any act of terrorism or sabotage, act of war (whether or not declared), other global unrest or international or national hostilities; (viii) earthquake, hurricane, tornado, storm, flood, wildfire or other natural disaster; (ix) any change resulting from adverse economic conditions, travel restrictions, shelter-in-place policies, mandatory business closures, quarantines or the like arising from disease outbreaks, epidemics or pandemics (including, without limitation, COVID-19) (provided, that such conditions do not affect the Company Group in a materially disproportional manner relative to other participants in the industries in which the Company Group operates) (x) changes in GAAP after the date hereof; (xi) compliance with the terms of, or the taking of any action required by, this Agreement and the transactions and other agreements contemplated hereby; or (xii) any failure by the Company Group to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (provided, that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account when determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i)-(xi) of this definition).

“Merger Shares” means the shares of Stock that are issued and outstanding immediately prior to the Effective Time.

“OASDI Taxes” shall mean any Taxes imposed under Section 3111(a) of the Code.

“Offsite Facility” means any facility which is not presently, and never has been, owned, leased or occupied by the Company Group.

“Option Closing Payment” has the meaning set forth in Section 2.18(a).

“Paying Agent” means Wilmington Trust, National Association, a national banking association, or another bank, trust company, merger and acquisition financial services firm or Person appointed by the Purchaser to act as exchange agent for the Stock and paying agent for the Estimated Aggregate Closing Merger Consideration.

“Payment Procedures” any amount due to the Stockholders and the Company Optionholders shall be distributed, in each case in accordance with such Person’s Pro Rata Share, to: (A) the Paying Agent for further distribution to such Stockholders and Company Optionholders; or (B) the Surviving Corporation for further distribution through its payroll system for any Stockholders or Company Optionholders who are current or former employees of the Company to the extent and as provided in the Closing Payment Schedule, no later than the next regularly scheduled payroll date and in any event no later than fourteen (14) days following the receipt of such funds, net of the applicable withholding Taxes. All payments made in accordance with these Payment Procedures shall be made by wire transfer of immediately available funds pursuant to the Closing Payment Schedule or other instructions furnished by the Stockholder Representative.

“Per Share Merger Consideration” means an amount equal to the sum of Estimated Aggregate Closing Merger Consideration or Final Closing Merger Consideration, as applicable, plus the aggregated Exercise Prices of all Company Options with respect to which an Option Closing Payment is to be made pursuant to Section 2.18, divided by the Fully Diluted Number.

“Permitted Liens” means (i) Liens reserved against in the Financial Statements or disclosed in the notes thereto; (ii) Liens for Taxes and other governmental charges and assessments which are not yet due and payable or which may hereafter be paid without penalty or which are being contested in good faith; (iii) Liens of landlords, carriers, warehousemen, mechanics and materialmen or other like Liens incurred in the ordinary course of business for sums not yet due; (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations; (v) security interests in any bank account in favor of the depositary bank, and security interests in any securities account in favor of the broker or other entity that maintains such account; (vi) easements, covenants, rights-of-way and other similar restrictions or conditions of record, imperfections of title or encumbrances that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such imperfection or encumbrance; (vii) Liens securing the Indebtedness; (viii) Liens arising under original purchase price conditional sales contracts and operating equipment leases (that do not constitute Indebtedness) with third parties entered into in the ordinary course of business and under which no member of the Company Group is in default; (ix) matters that would be disclosed by an accurate survey of the Leased Premises; (x) zoning, entitlement, building and other land use regulations imposed by a Governmental Authority having jurisdiction over the property; (xi) Liens that have been placed by any developer, landlord or landlord’s financing sources on real property over which any member of the Company Group has easement rights or on the fee title of the real property constituting the Leased Premises or any statutory liens of landlord’s on the Leased Premises; and (xii) Liens identified on Schedule 4.6 or in any document disclosed to Purchaser, directly or indirectly, by the Company in connection herewith.

“Person” shall mean any individual, corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity. or Governmental Authority.

“Pre-Closing Taxes” means (a) all Taxes (or the non-payment thereof) of the Company Group for the Pre-Closing Tax Period, (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which a member of the Company Group (or any predecessor of a member of the Company Group) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (c) any and all Taxes of any Person imposed on the Company Group as a transferee or successor, by contract or pursuant to any Applicable Law, which Taxes relate to an event or transaction occurring before the Closing.

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pro Rata Share” means, with respect to any Stockholder or Company Optionholder, a fraction, the numerator of which is the number of Merger Shares held by such Stockholder or Company Options held by such Company Optionholder, as applicable, immediately prior to the Effective Time and the denominator of which is the Fully Diluted Number.

“Purchaser’s Knowledge” (and any similar phrase) means the actual knowledge as of the date hereof and as of the Closing Date of Adam Spice, Peter Beck, Stephen Ananias and Scott Poteracki, in each case without giving effect to imputed or constructive knowledge.

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge or dispersal into the atmosphere, soil, surface water or groundwater.

“Requisite Stockholder Approval” means the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Stock entitled to vote thereon.

“Software” means any and all (1) computer programs, including any and all software implementation of algorithms, models and methodologies whether in source code or object code, (2) databases and computations, including any and all data and collections of data, (3) documentation, including user manuals and training materials, relating to any of the foregoing, and (4) the content and information contained in any web site.

“Stock” has the meaning set forth in the Recitals.

“Stock Option Plan” means the SolAero Holdings, Inc. Long-Term Incentive Plan adopted February 24, 2020.

“Stockholder” means any holder of Stock as of immediately prior to the Effective Time.

“Stockholder Representative” has the meaning set forth in the introduction.

“Stockholder Representative Amount” means Two Hundred and Fifty Thousand Dollars ($250,000).

“Stockholder Representative Fund” means the Stockholder Representative Amount, which shall be maintained and administered by the Stockholder Representative in accordance with Section 2.6.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to a specified person, any corporation, limited liability company, partnership, association or other business entity whether incorporated or unincorporated, of which (a) such person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such person is a general partner or managing member. Solely with respect to the Company, the term “Subsidiary” shall include, but not be limited to, the entities set forth on Schedule 4.4(b)(i).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Surviving Corporation Common Stock” has the meaning set forth in Section 2.1.

“Systems” means servers, software, computer firmware, computer hardware, electronic data processing, information, record keeping, website, databases, circuits, networks, network equipment, interfaces, platforms, peripherals computer systems, and other computer, communications and telecommunications assets and equipment, and information contained therein or transmitted thereby, including any outsourced systems and processes.

“Target Working Capital” means Three Million Two Hundred Thousand Dollars ($3,200,000).

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Tax (including any related or supporting schedules), including any information return, claim for refund, amended return or declaration of estimated Tax, and any amendments thereof, filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party of the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means, whether disputed or not, (i) any federal, state, local or foreign net income, gross income, gross receipts, net profits, excess profits, windfall profit, severance, escheat, unclaimed property obligation, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer or stamp tax, or any other similar tax, custom, duty, governmental fee or other like assessment or charge, (ii) any interest, fine, penalty, or addition to Tax or additional amounts imposed by any Governmental Authority and “Tax” means any one of the foregoing Taxes, and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision) or otherwise.

“Taxing Authority” means a Governmental Authority responsible for the administration, determination, assessment and collection of Taxes.

“Transaction Expenses” means, without duplication, all fees, commissions, costs and expenses incurred or otherwise legally payable or reimbursable by the Company Group on or prior to the Closing Date in connection with the negotiation, execution, delivery and performance this Agreement and any other agreement entered in connection with the transactions contemplated hereby through the Effective Time to the extent not paid in full at or prior to the Closing, including (A) all fees, costs and expenses of attorneys, accountants, investment bankers, consultants, auditors and any other advisors in connection with the negotiation, execution, delivery and performance of this Agreement and any other agreement entered in connection with the transactions contemplated hereby (including all brokers’, finders’ or similar fees in connection with the transactions contemplated hereby), including the amounts payable to Cowen, (B) any upfront fees of the Stockholder Representative; (C) any commissions, bonus, change of control, retention, other incentive payments, or transaction-related bonuses payable or that may become payable with respect to performance periods that ended on or prior to the Closing Date, and the employer portion of any payroll or employment Taxes incurred or accrued with respect to such payments, in each case payable as a result of the transactions contemplated pursuant to this Agreement; (D) any severance benefits related to terminations which occurred prior to the Closing Date and the employer portion of any payroll or employment Taxes incurred or accrued with respect to such payments; (E) any Transaction Payroll Taxes other than OASDI Taxes payable in connection with Aggregate Closing Merger Consideration; (F) fifty percent (50%) of the Warranty Policies’ Insurance Premiums and (G) 50% of any Transfer Taxes, in each case to the extent that such expenses, fees, costs and disbursements have not been paid by the Company prior to the determination of the Company’s Transaction Expenses set forth on the Estimated Aggregate Closing Merger Consideration; provided, that to the extent any Transaction Expenses become due and payable, Purchaser shall promptly pay such amounts to the applicable third party on behalf of the Surviving Corporation and, if paid after the Closing, provide to the Stockholder Representative evidence of such payment. For the avoidance of doubt, any fees and expenses of Escrow Agent and Paying Agent shall not be deemed to be Closing Date Transaction Expenses. Notwithstanding anything to the contrary contained herein, no liability shall be treated as both a Transaction Expense and Indebtedness. Purchaser agrees that there shall be a credit against Transaction Expenses equal to Purchaser’s fifty percent (50%) share of the premiums, costs and expenses incurred in respect of the D&O Policy.

“Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, option exercises, payments to employee stock option holders or other compensatory payments made in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations of the U.S. Department of the Treasury promulgated under the Code.

“Warranty Policies’ Insurance Premiums” means $691,345.